SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 31, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2008

Quarter 2 2008
Report
for the quarter and six months ended 30 June 2008
Group results for the quarter and six months ended 30 June 2008 ….
•
Significant progress on safety on all fronts continues, including 110 fatality free days achieved.
•
Gold production at 1.25Moz, 5% higher than prior quarter and 3% above guidance.
•
Total cash costs at $434/oz, better than guidance and marginally higher than March quarter.
•
Highly successful execution of rights issue with $1.7bn raised and an exceptional 98% take up from rights holders.
•
Hedge book commitments reduced by 3.15Moz during the quarter, 3 months ahead of schedule, with commitments down to 6.88Moz.
•
1m pounds of uranium contracts cancelled, providing increased exposure to spot uranium prices from 2009.
•
Following hedge book reductions, adjusted headline loss at $946m. Adjusted headline earnings, normalised for hedge reduction and other once-off items at $50m.
•
Interim dividend of 50 South African cents per share and 6.7 US cents per share declared for the six months ended 30 June 2008.
Quarter
Six months
Quarter
Six months
ended
Jun
2008
ended
Mar
2008
ended
Jun
2008
ended
Jun
2007
ended
Jun
2008
ended
Mar
2008
ended
Jun
2008
ended
Jun
2007
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
38,984
37,210       76,194      83,198
1,253
1,196 2,450 2,675
Price received
1
- R/kg / $/oz
(44,303)
183,945       67,390     138,807
(157)
755 289 604
Price received normalised for accelerated
settlement of non-hedge derivatives
1
- R/kg / $/oz
178,796
183,945      181,303    138,807
717
755 736 604
Total cash costs - R/kg / $/oz
108,195
104,461      106,429      76,406
434
430 433 333
Total production costs - R/kg / $/oz
138,115
136,200      137,238      99,872
554
561
558 435
Financial review
Gross profit (loss) - Rm / $m
787
(3,359) (2,573) 2,708
36
(77)          (41)           378
Gross (loss) profit adjusted for the gain (loss)
on unrealised non-hedge derivatives and other
commodity contracts
2
2
- Rm / $m
(6,909)
2,095       (4,814)
3,520
(866)
274 (592) 492
Adjusted gross profit normalised for accelerated
settlement of non-hedge derivatives
2
- Rm / $m
1,726
2,095 3,821 3,520
223
274 497 492
(Loss) profit attributable to equity
shareholders
- Rm / $m
(817)
(3,812) (4,630) 933
(168)
(142)
(310)
131
Headline (loss) earnings - Rm / $m
(1,354)
(3,880) (5,234) 930
(237)
(151)        (388)          130
Headline (loss) earnings adjusted for the gain (loss)
on unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
4
- Rm / $m
(7,518)
813       (6,705)
1,280
(946)
105 (842) 179
Capital expenditure - Rm / $m
2,357
1,930         4,287     3,396
304
257
561
476
(Loss) profit per ordinary share - cents/share
Basic
(289)
(1,351) (1,639) 332
(59)
(50)         (110)           47
Diluted
(289)
(1,351) (1,639) 331
(59)
(50)         (110)           46
Headline
(479)
(1,376) (1,853) 331
(84)
(54)
(137)
46
Headline (loss) earnings adjusted for the gain (loss)
on unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
4
2
- cents/share
(2,661)
288       (2,374)
455
(335)
37
(298)
64
Notes:
1. Refer to note C “Non-GAAP disclosure” for the definition.
3. Refer to note 9 “Notes” for the definition.
2. Refer to note B “Non-GAAP disclosure” for the definition.
4. Refer to note A “Non-GAAP disclosure”.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Quarterly Report June 2008 - www.AnglogoldAshanti.com

Operations at a glance
for the quarter ended 30 June 2008
Production
Total
cash
costs
Gross
(loss) profit
adjusted for
the gain (loss)
on unrealised
non-hedge
derivatives
and other
commodity
contracts
1
Adjusted
gross
profit (loss)
normalised
for accelerated
settlement
of non-hedge
derivatives
1
oz (000)
%
Variance
2
$/oz
%
Variance
2
$m
$m
%
Variance
2
Mponeng
160
21
227
(10)
(75)             65
25
AngloGold Ashanti Brasil Mineração
82
14
323
2
(58)             24
(4)
TauTona
91
23
339
(12)
(58)             20
18
Cripple Creek & Victor J.V.
59
2
301
6
(37)             19
(14)
Siguiri
3
86
(8)
434
–
(31)             17
(19)
Kopanang
96
7
316
(10)
(73)             12
(37)
Morila
3
46
15
426
4
(30)             12
9
Sunrise Dam
114
(4)
553
22
(83)             10
(57)
Great Noligwa
96
(10)
432
8
(86)               7
(73)
Iduapriem
46
(2)
493
9
(33)               7
(30)
Sadiola
3
45
25
408
1
(43)               7
(36)
Serra Grande
3
22
5
307
6
(11)               6
(14)
Yatela
3
15
(12)
573
10
(14)               3
(25)
Tau Lekoa
35
–
554
5
(33)               3
–
Savuka
18
29
440
20
(12)               2
(33)
Navachab
16
7
599
22
(8)
–
(100)
Geita
74
16
630
(12)
(66)             (4)
69
Moab Khotsong
28
12
512
(11)
(30)             (5)
(600)
Cerro Vanguardia
3
27
(4)
870
57
(24)             (6)
(186)
Obuasi
79
(9)
612
18
(72)             (8)
(500)
Other
18
(18)
12
31
72
AngloGold Ashanti
1,253
5
434
1
(866)           223
(19)
1
Refer to note B “Non-GAAP disclosure” for the definition.
2
Variance June 2008 quarter on March 2008 quarter – increase (decrease).
3
Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
The encouraging safety trend from the first quarter
continued, with the company recording significant
improvements in injury frequency rates. For the
first time in its history, the company achieved
110 days without a fatality, with no fatalities
recorded during the second quarter. Immediately
after the quarter close, however, TauTona
experienced a seismic event, resulting in one
fatality. While we are saddened by our most
recent loss, we are encouraged with progress and
the commitment of all our employees on this
important aspect of our business. Since launching
“Safety is our first value” campaign on
8 November 2007, the company has reported a
75% decrease in fatal incidents.
The South African operations reported a 13%
reduction in the lost time injury frequency rate,
driven by an 11% improvement in stope risk
assessments. Seismicity related fall of ground
accidents have now declined for the sixth
consecutive quarter.
For the quarter, seven operations remained injury
free; Navachab, Sadiola, Yatela, Morila, CC&V,
Serra Grande and Sunrise Dam. Mponeng was
awarded the Mine Health and Safety Council’s
award for surpassing the 1 million fatality-free
shifts milestone. This is the second time in this
deep level South African mine’s history that this
accomplishment has been achieved.
The company once again delivered on its
production forecast for the quarter. Gold production
was 5% higher at 1.25Moz, reflecting higher
production in South Africa, Brazil, Mali and
Tanzania. Total cash costs for the group increased
marginally from $430/oz to $434/oz, driven
primarily by input cost inflation, partially offset by
the higher gold production and stockpile
movements. Gold production exceeded guidance
for the second quarter, in part due to improved
performances from Mponeng, TauTona and Geita.
Improved production positively impacted reported
costs for the second consecutive quarter.
The South African operations had a solid quarter,
with gold production 9% higher at 16,867kg, led
by an increase in gold production of 22% from
both Mponeng and TauTona. Mponeng increased
gold production as a result of improved face
length availability, higher face advance, treatment
of additional surface stockpile and increased
vamping activities; while TauTona benefited from
higher face advance and increased reef
development. Great Noligwa saw gold production
reduce by 10% to 2,997kg, following a ten-day
stoppage resulting from safety interventions. Total
cash costs for the South African operations
reduced marginally to R87,459/kg ($352/oz),
following the improved gold production and
improved by-product contribution, partially offset
by the higher inflationary impact.
In Brazil, AngloGold Ashanti Brasil Mineração had
a strong quarter with gold production 14% higher at
82,000oz, through the mining of an increased
proportion of higher grade ore from the Cuiabá
operation. Total cash costs for the Brazil operations
were marginally higher at $341/oz, principally due
to the impact of the stronger local currency.
The Mali assets had a strong performance with
gold production increasing 13% to 106,000oz,
with Morila 15% higher on the back of improved
throughput and grade, while Sadiola was 25%
higher due to an increase in yield following
improved performance of the gravity circuit which
resulted in a higher overall recovery. Total cash
costs for the Mali operations was 4% higher at
$432/oz, following inflationary pressures on fuel in
particular, combined with the effect of a stronger
US dollar.
Geita in Tanzania showed an improvement from
the prior quarter, as grades stabilised and gold
production increased 16% to 74,000oz.
Consequently, total cash costs reduced 12% to
$630/oz. Progress on the performance turnaround
was promising for the quarter, and the recovery
plan which was presented to the Executive
Management team has been endorsed for
implementation.

In Ghana, Obuasi had a difficult quarter with gold
production declining 9%, following lower delivered
grades and lower throughput resulting from
unscheduled plant stoppages for maintenance
and the negative impact of power shortages. Total
cash costs for Obuasi increased by 18% to
$612/oz. Performance at Obuasi this quarter was
unacceptable. While good progress was made in
identifying the steps necessary to effect the
targeted performance turnaround, actual control in
key areas was below expectations. Additional
steps are being taken to support the operating
team, with the establishment of a dedicated
project recovery team.
The company’s rights offer was completed in early
July 2008, raising $1.7bn. The transaction was
highly successful, with a 98% take up from rights
holders to acquire rights offer shares. Applications
for additional rights shares representing nearly six
times the number of rights offer shares were
received. The strong reception for the rights offer
saw the company’s share price actually increasing
between announcement and completion of the
rights offer, despite difficult market conditions.
This encouraged the company to make
substantial progress ahead of schedule in the
reduction of the hedge book. The company
capitalised on a weaker gold market during the
quarter to execute a combination of delivery into
and early settlement of non-hedge derivatives,
and the number of committed ounces reduced
from 10.03Moz at the end of the March 2008
quarter to 6.88Moz at 30 June 2008. The
restructuring resulted in the received price being
negative and adjusted headline earnings impacted
by a corresponding after tax charge of $977m.
In addition, the company also cancelled 1.0 million
pounds of uranium contracts during the quarter,
which represents a reduction of 30% of uranium
contracts outstanding as at 1 January 2008, at an
after tax charge of $11m. This will position
AngloGold Ashanti to begin to participate in the
spot uranium market from 2009, which in turn will
provide by-product revenue, to the benefit of total
cash costs.
As a result of the reduction in gold non-hedge
derivatives ($977m) and uranium commodity
contracts ($11m), an adjusted headline loss of
$946m was recorded for the quarter. Excluding
the impact of these adjustments, adjusted
headline earnings would have been $50m against
the $105m recorded in the prior quarter. The
reduced earnings is the result of once-off tax
credits received in the prior quarter and the impact
of a $38/oz lower received price.
On 16 May 2008 the sale of various exploration
interests in Colombia to B2Gold Corporation
(B2Gold) was completed, with the company
receiving 25m common shares and 21.4m share
purchase warrants in B2Gold, which could result
in a fully diluted interest in B2Gold of
approximately 26%. This transaction allows
AngloGold Ashanti to build on its strategy in
Colombia of continuing to leverage its first mover
advantage and developing its exploration portfolio,
which includes its initial Inferred Resource of
12.9Moz at its 100% owned La Colosa project.
On 1 July 2008, shareholders of Golden Cycle
Gold Corporation approved the acquisition by
AngloGold Ashanti, in an all share transaction that
has resulted in CC&V being fully owned by the
company.
AngloGold Ashanti also sold its 50% interest in
Nufcor International Limited, a London based
uranium marketing, trading and advisory
business, to Constellation Energy Commodities
Group for gross proceeds of $50m. This
transaction enables the company to focus on its
core gold and uranium mining business, while
retaining its 100% interest in Nuclear Fuels
Corporation of South Africa (Pty) Limited, its local
uranium calcining business.
In relation to power management in South Africa,
Eskom, the national provider, has maintained a
steady power supply of 96.5% during the second
quarter. The company successfully operated at
full production utilising less than 94% of power
supply, following continuing the implementation of
energy saving initiatives.
Eskom has also undertaken to continue to provide
consistent power throughout the winter period and
subject to this stable power supply, production for
2008 is expected to be between 4.9Moz to
5.1Moz. Given the higher inflationary trends

currently being experienced, higher power tariffs
in South Africa and Ghana, total cash costs are
anticipated to be between $450/oz and $460/oz,
based on the following average exchange rate
assumptions: R7.73/$, A$/$0.94, BRL1.66/$ and
Argentinean peso 3.15/$.
Production for the third quarter of 2008, based on
a 96.5% stabilised power in South Africa, is
estimated to be 1.27Moz. Given winter power
tariffs in South Africa, the treatment of lower grade
stockpiles at Geita, Siguiri and Sunrise Dam and
an inventory movement at CC&V, and inflationary
trends currently being experienced, total cash
costs for the third quarter are expected to be
unusually high at around $490/oz. This assumes
the following exchange rates: R7.80/$, A$/$0.96,
BRL1.60/$ and Argentinean peso 3.12/$.
An interim dividend of 50 South African cents
(6.7 US cents) per share has been declared for
the six months ended 30 June 2008.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
Great Noligwa lost ten production shifts due to
safety issues and gold production was directed
towards reducing inventory lock-ups, which were
of a lower grade. As a result, the recovered grade
declined 11% against the previous quarter, with
gold production down 10% to 2,997kg (96,000oz).
Consequently, total cash costs deteriorated 11%
to R107,178/kg ($432/oz) and the adjusted gross
profit normalised for the accelerated hedge
reduction was R54m ($7m), against R202m
($26m) reported in the prior quarter. Including the
impact of the early settlement of non-hedge
derivatives, a loss of R682m ($86m) was incurred.
The Lost-Time Injury Frequency Rate (LTIFR)
was 18.63 lost-time injuries per million hours
worked (15.10 for the previous quarter).
Gold production at Kopanang increased by 7% to
2,997kg (96,000oz), as a result of increased
volume, following reduced production stoppages
and improved face length. Yield improved by 2%,
following an increase in vamping activities and a
reduction in underground inventory. Due to the
improved production, total cash costs decreased
by 8% to R78,460/kg ($316/oz). The adjusted
gross profit normalised for the accelerated hedge
reduction was R90m ($12m), as against R151m
($19m) recorded in the prior quarter. Including the
impact of the early settlement of non-hedge
derivatives, a loss of R579m ($73m) was incurred.
The LTIFR improved to 13.17 (14.37).
The build-up at Moab Khotsong continues with
volume mined up 31%, while yield declined 12% as
a result of increased mining in lower grade panels
due to flexibility constraints. Gold production was
15% higher at 881kg (28,000oz) and total cash
costs were 10% lower at R127,206/kg ($512/oz).
The adjusted gross loss, normalised for
accelerated settlement of non-hedge derivatives,
amounted to R35m ($5m), against a profit of R11m
($1m) in the previous quarter. Including the impact
of the early settlement of non-hedge derivatives, a
loss of R236m ($30m) was incurred.
The LTIFR deteriorated to 15.85 (10.97).
At Tau Lekoa, volume improved 18% due to
improved quality blasts and reduced safety related
stoppages. However, yield was 17% lower, due to
mining mix with reduced high grade pillar mining
now being completed. As a result, gold production
was down 2% at 1,073kg (35,000oz), and
consequently total cash costs increased 7% to
R138,069/kg ($554/oz). The adjusted gross profit,
normalised for the accelerated settlement of non-
hedge derivatives, amounted to R26m ($3m)
against R28m ($3m) in the prior quarter. Including
the impact of the early settlement of non-hedge
derivatives, a loss of R264m ($33m) was incurred.
The LTIFR improved marginally to 19.89 (20.45).
Gold production at Mponeng was 22% higher at
4,974kg (160,000oz), primarily as a result of
improved face length availability, higher face
advance, treatment of surface stockpile and
increased vamping activities. Subsequently, total
cash costs decreased by 7% to R56,689/kg
($227/oz). The adjusted gross profit normalised for
the accelerated settlement of non-hedge
derivatives amounted to R507m ($65m), 25%
higher than the prior quarter. Including the impact
of the early settlement of non-hedge derivatives, a
loss of R608m ($75m) was incurred.
The LTIFR improved by 3% to 10.23 (10.57).

At Savuka, mining volumes increased by 17%, due
to improved mining flexibility from increased
development and stabilised crew movements,
resulting in an increase in face length and face
advance during the quarter. This resulted in gold
production increasing 26% to 563kg (18,000oz).
Despite the increased production, total cash costs
were 24% higher at R109,769/kg ($440/oz),
primarily due to additional costs associated with
higher volumes. The adjusted gross profit,
normalised for the accelerated settlement of non-
hedge derivatives, amounted to R16m ($2m),
against R27m ($3m) in the prior quarter. Including
the impact of the early settlement of non-hedge
derivatives, a loss of R95m ($12m) was incurred.
The LTIFR deteriorated to 22.40 (13.32).
TauTona’s volume improved by 16%, due to
improved face advance, while yield was 6% higher
resulting from increased reef development.
Consequently, gold production increased by 22%
to 2,811kg (91,000oz) and total cash costs reduced
by 9% to R84,434/kg ($339/oz). The adjusted
gross profit normalised for the accelerated
settlement of non-hedge derivatives amounted to
R158m ($20m), 17% higher than the prior quarter.
Including the impact of the early settlement of non-
hedge derivatives, a loss of R467m ($58m) was
incurred.
The LTIFR deteriorated to 13.66 (12.50).
ARGENTINA
At Cerro Vanguardia (92.5% attributable) plant
constraints arising from sedimentation problems at
the agitators in the leach tank, combined with plant
stoppages for maintenance, resulted in volume
being 7% lower while yield improved 6% following
a higher feed grade. Accordingly, gold production
decreased 4% to 27,000oz and total cash costs
rose 57% to $870/oz as a result of lower gold
produced, reduced silver by-product contribution,
higher inflationary pressure and maintenance
costs. An adjusted gross loss, normalised for the
accelerated settlement of non-hedge derivatives,
amounted to $6m, against a profit of $7m in the
prior quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$24m was incurred.
The LTIFR was 5.36 (6.12).
AUSTRALIA
Gold production at Sunrise Dam was 4% lower at
114,000oz, following prior mining of the high
grade GQ lode. Total cash costs increased by
17% to A$586/oz ($553/oz), owing to the lower
gold production, higher fuel prices and stockpile
movements. The adjusted gross profit, normalised
for the accelerated settlement of non-hedge
derivatives, amounted to A$11m ($10m) against
A$25m ($23m) in the prior quarter. Including the
impact of the early settlement of non-hedge
derivatives, a loss of A$87m ($83m) was incurred.
During the quarter, production from underground
mining continued from the Cosmo and Sunrise
Shear lodes. A total of 206m of underground
capital development and 2,041m of operational
development were completed during the quarter.
The LTIFR was 0.00 (6.88).
BRAZIL
At AngloGold Ashanti Brasil Mineração,
production increased 14% to 82,000oz, as a result
of higher feed grade from the Serrotinho and
Fonte Grande Sul stopes at Cuiabá, together with
improved fleet performance. Total cash costs rose
2% to $323/oz primarily due to local currency
appreciation and higher inflation, partially offset by
the improved gold production and higher by-
product contribution from a stronger sulphuric acid
price. The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to $24m, against $25m in the prior
quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$58m was incurred.
The LTIFR was 2.05 (4.39).
At Serra Grande (50% attributable) gold
production rose 5% to 22,000oz, primarily due to
the higher volume and an improved yield,
following the mill shutdown in the prior quarter.
Total cash cost increased 6% to $307/oz,
principally due to the effect of a stronger local
currency, inflationary pressure (labour and
power), partially offset by the higher gold
production. The adjusted gross profit normalised
for the accelerated settlement of non-hedge

derivatives amounted to $6m, against $7m in the
prior quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$11m was incurred.
The LTIFR improved to 0.00 (2.00).
GHANA
At Obuasi, gold production decreased 9% to
79,000oz due to a decrease in recovered grade
and tonnage throughput, as a result of lower
grades delivered and unscheduled plant
maintenance. Total cash costs increased by 18%
to $612/oz, due to the lower production and
inflationary pressures arising from a higher power
tariff, increased fuel prices and wage increases.
The adjusted gross loss normalised for the
accelerated settlement of non-hedge derivatives
amounted to $8m, against a profit of $2m in the
prior quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$72m was incurred.
The LTIFR was 0.60 (2.27).
At Iduapriem, gold production decreased 2% to
46,000oz as mining plans were changed to
accommodate the high rainfall experienced during
the quarter. Total cash costs increased by 9% to
$493/oz, due to the lower gold production,
increased contractor mining cost, higher power
tariffs and higher fuel costs.
The adjusted gross profit, normalised for the
accelerated settlement of non-hedge derivatives
amounted to $7m, against $10m in the prior
quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$33m was incurred.
LTIFR was 1.32 (0.00).
REPUBLIC OF GUINEA
At Siguiri (85% attributable), the start of the rainy
season reduced tonnage throughput, with gold
production reducing 8% to 86,000oz. Despite the
lower production, total cash costs decreased to
$434/oz as a result of lower royalty payments,
partially offset by the inflationary impact of higher
fuel and reagent costs.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to $17m, against $21m in the prior
quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$31m was incurred.
LTIFR was 0.57 (0.00).
MALI
Gold production at Morila (40% attributable) was
15% higher than the previous quarter at 46,000oz
due to increases in both recovered grade (4%)
and tonnage throughput (8%). Tonnage
throughput returned to higher levels, after the
previous quarter was adversely affected by plant
downtime, resulting from the replacement of the
SAG mill gearbox and extended mill relining.
Despite the higher production, total cash costs
increased 4% to $426/oz, mainly due to higher
fuel prices and the impact of a stronger currency.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to $12m, against $11m in the prior
quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$30m was incurred.
The LTIFR was 0.00 (3.32).
At Sadiola (38% attributable), production was
25% higher at 45,000oz, primarily due to an
increase in yield due to improved performance of
the gravity circuit, resulting in a higher overall
recovery. Total cash costs increased to $408/oz
as a result of higher fuel prices, a weaker US
dollar and higher royalty expense.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to $7m, against $11m in the prior
quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$43m was incurred.
The LTIFR was 0.00 (1.71).

Production at Yatela (40% attributable)
decreased by 12% to 15,000oz, due to stacking
of lower grade marginal ore in the prior quarter.
Total cash costs were 10% higher at $573/oz,
due to the lower production, together with higher
fuel prices and weaker US dollar.
The adjusted gross profit, normalised for the
accelerated settlement of non-hedge derivatives,
amounted to $3m against $4m in the prior
quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$14m was incurred.
The LTIFR was 0.00 (0.00).
NAMIBIA
Gold production at Navachab rose 7% to
16,000oz, mainly attributable to an improvement
in the recovery factor, despite volume treated
being adversely affected by relining of the
discharge section of the plant mill and associated
unplanned maintenance. Total cash costs at
$599/oz, deteriorated by 22% due to inflationary
pressure on fuel and higher maintenance costs
on cyclone feed pumps and mill, as well as
replacement of the liners. The operation was
breakeven at an adjusted gross profit normalised
for the accelerated settlement of non-hedge
derivatives, against a profit of $3m in the prior
quarter. Including the impact of the early
settlement of non-hedge derivatives, a loss of
$8m was incurred.
The LTIFR was 0.00 (0.00).
TANZANIA
At Geita gold production was 16% higher at
74,000oz, due to a 35% increase in yield, which
was partially offset by a 14% decrease in tonnage
throughput. Yield has improved to normal levels,
following improved blending of ore to improve
recovery. Tonnage throughput was adversely
affected during the quarter by a five day shutdown
to repair the lubrication pumping system on the
primary crushing circuit, together with major
relining of both the SAG and Ball mills.
Total cash costs were 12% lower at $630/oz mainly
due to the positive impact of higher gold
production. The unit cost benefit of increased
production was partly negated by higher fuel prices
and the cost of crusher repairs and mill relining.
The adjusted gross loss normalised for the
accelerated settlement of non-hedge derivatives
amounted to $4m, against $13m in the prior
quarter. Including the impact of the early settlement
of non-hedge derivatives, a loss of $66m was
incurred.
The LTIFR was 0.94 (0.00).
NORTH AMERICA
At Cripple Creek & Victor (100% ownership
effective 1 July 2008) gold production increased
2% to 59,000oz, while total cash costs increased
6% to $301/oz, primarily due to inflationary
pressures driven by rising fuel costs.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to $19m, against $22m in the prior
quarter. Including the impact of the early settlement
of non-hedge derivatives, a loss of $37m was
incurred.
The LTIFR was 0.00 (9.33).
Notes:
•
All references to price received includes realised non-hedge derivatives.
•
In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
Ashanti.
•
Rounding of figures may result in computational discrepancies.

Review of the gold market
The gold price again traded strongly during the
second quarter, albeit in a similarly volatile pattern
to that in the first quarter, which is partly a reflection
of continuing uncertainty in financial markets. The
direction of the gold price remains closely linked to
the movement of the US dollar, but more recently
has also shown a strong correlation to the oil price.
The first half of April 2008 saw strong dollar gold
prices, reaching some $946/oz towards the middle
of the month, the highest price recorded during the
quarter, as the US dollar edged towards an all-time
low of Euro/US$1.60. Since then, the price fell by
$100/oz to reach a low of $845/oz in the opening
days of May 2008, primarily on profit taking.
From the middle of May, however, gold resumed an
upward trend as a consequence of a steadily rising
oil price and predictions by analysts of higher prices
to come. The gold price continued to be volatile for
the balance of the quarter reflecting uncertainty
surrounding the outlook for the global economy and
inflation, and amidst fears of further write-downs in
the banking sector.
At $898/oz, the average dollar gold spot price for
the quarter was slightly lower than the strong
average price attained during the first quarter of
$925/oz. The rand gold price reached highs of
R234,551/kg during the quarter, and the spot price
averaged R216,742/kg for the quarter, some 3%
lower than the previous quarter’s average of
R224,308/kg.
JEWELLERY DEMAND
All the major markets experienced some slowdown
in jewellery consumption over the quarter. In the
US, the mass-market segment was the worst
affected, with this group of consumers facing
increased pressure on spending due to inflationary
trends in that economy. In emerging markets, gold
price volatility was a more significant factor in
dampening demand. Seasonal factors also
impacted negatively on gold consumption and a
return to buying can be expected towards the end
of the third quarter of the year, given a favourable
price environment.
In India, the world’s largest gold market, high
rupee gold prices dampened demand during the
second quarter, continuing from the trend set in
the first quarter of the year. There were, however,
some significant fluctuations in demand during the
period, with good levels of consumption being
seen during the festival of Akshaya Thritiya, a
traditional gold-buying occasion. Although
demand during the festival was lower than in 2007
by some 11%, when record levels of gold sales
were registered, significant purchases still took
place. During May 2008 and June 2008, however,
when price volatility became a significant feature
of the market, demand again receded.
Price volatility has an important impact on gold
demand in India, while the continued weakening of
the rupee against the dollar has also increased the
absolute price level of gold to the consumer. With
the metal breaching the R12,000/100g level during
the quarter, and moving above R13,000/100g in
the early part of July 2008, the Indian consumer is
experiencing record high gold prices. As a result of
higher gold prices there is some evidence that
retail formats for jewellery in the Indian market are
starting to shift. Wedding jewellery is becoming
lighter and jewellery designs are emerging which
enable consumers to wear one piece of jewellery
in different ways and for different occasions.
Efforts are also underway to attract younger
consumers to the market, taking advantage of the
disposable income available in this target group.
Looking forward to the second half of the year, the
wedding season which gets underway in
September/October and the Hindu festival of
‘Diwali’ is likely to act as a catalyst for a recovery
in gold demand. This will be somewhat dependent
on gold prices stabilising and short-term price
volatility reducing.
In the Middle East, price volatility also impacted on
demand, as did inflationary pressure, which limited
the level of disposable income available for
discretionary purchases. The quarter started
slowly with relatively low levels of jewellery sales
during the first part of April 2008, but picked up
during the balance of the period as the wedding
and holiday season stimulated sales.
Continued political uncertainty in Turkey and the
weakening of the Turkish lira against the dollar
both impacted negatively on demand in this
market. In the Egyptian market, however, where
the local currency appreciated against the dollar,
demand remained relatively strong, building on
that market’s good performance in the first quarter
of the year.

In the US, mass-market jewellery outlets pulled
back significantly on sales of 14 carat gold, and
tended to substitute gold items with gold-clad or
lower-caratage jewellery. The high end of the
market, though relatively small in tonnage terms,
showed some strength. Overall gold jewellery sales
are however expected to show a decline when
figures for the quarter are released.
In China, the second quarter is traditionally a slower
time for jewellery sales and the market data
received to date appears to reflect this. It also
suggests a significant slowdown in consumer
demand following the earthquake on 12 May 2008.
Inflationary concerns, however, remain significant
and gold purchases in China have historically been
strong in times of high inflation. Looking forward to
the second half of the year, the Olympic Games are
expected to lift consumer sentiment in the country
and tourist purchases may also boost demand.
CENTRAL BANK SALES
In the current year of the Central Bank Agreement
(which runs from October 2007 to September
2008), member signatories have sold only 251t of
the allotted 500t quota for the period. If the
signatories to the accord do not utilise their full
quota during the current year, it will be the third
consecutive year in which they have failed to do so.
Countries such as Russia, Philippines and
Kazakhstan have bought 38.3, 7.88 and 6.2t of gold
respectively since September 2007.
INVESTMENT MARKET
The seven major Exchange Traded Funds (ETFs)
did not repeat the impressive growth that they
exhibited in the first quarter of 2008, although post
quarter there has been significant renewed interest
in investing into gold ETFs. From a peak of some
29Moz in the beginning of April 2008, these funds
sold off almost 2Moz, before stabilising around
27Moz for the remainder of the quarter.
During the third quarter it is anticipated that the
Dubai-based ETF will come into operation, serving
both the Middle East market and Islamic
communities globally through the provision of a
Sharia-compliant exchange traded investment
product.
In the Indian context, ETFs account for only a small
portion of investment demand; the majority of gold
purchased purely for investment purposes is in
either coin or bar format. However, new formats of
gold investment vehicles are being piloted in India
which, if successful, could impact positively on this
market sector. These take the form of either
consignment purchasing schemes or gold savings
schemes whereby individuals set aside a portion of
their monthly wages to purchase gold. These
schemes are operated by local banks specialising
in micro-finance.
PRODUCER HEDGING
The main item of news in this respect, although not
entirely unexpected, was the statement from
Newcrest that they had completed the close out of
their last remaining hedges. This amounted to
buying of some 600,000oz in total.
During the quarter, AngloGold Ashanti reduced its
hedge commitments from 10.03Moz to 6.88Moz,
through deliveries into maturing contracts,
combined with select buy-backs, in respect of its
non-hedge derivative contracts.
CURRENCIES
The rand opened the quarter at R8.09/$ and closed
at R7.83/$, 3% stronger.
The rand started the quarter in a strengthening
trend as it continued to recover from the previous
quarter, where confidence was strained following
the power shortages and political changes in South
Africa. However, the announcement of a 9% current
account deficit for the first quarter re-inforced the
vulnerability of the rand and curtailed any further
appreciation of the currency. Although there is
currently potential for fixed investment into South
Africa, specifically in the telecoms sector, the size of
the current account deficit will continue to hamper
real appreciation of the currency.
The Australian dollar opened the quarter at
A$/$0.9147 and closed at A$/$0.9619, strengthening
5%.
The forces at play in the Australian dollar are much
the same as those faced globally, balancing the risks
of growth against those of inflation. More recent price
increases, in particular iron ore and coal, have added
support to the currency and are likely to keep
underpinning the strength of the Australian dollar.
Despite showing unusual levels of volatility during the
quarter, the Brazilian real continued its strong
appreciation trend, ending the quarter at BRL1.60/$,
an appreciation of 8% on its opening rate of
BRL1.74/$.

Hedge position
As at 30 June 2008, the net delta hedge position
was 6.54Moz or 204t (at 31 March 2008: 9.25Moz or
288t). Despite a higher gold price, the delta of the
hedge book was reduced by 2.71Moz to 6.54Moz,
and total commitments reduced from 10.03Moz to
6.88Moz, as a result of delivery into maturing
contracts and hedge buy-backs that were effected
during the quarter.
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $3.53bn (negative R27.67bn), decreasing
by $1.25bn (R11.1bn) during the quarter. This value
was based on a gold price of $922.90/oz, exchange
rates of R7.83/$ and A$/$0.95 and the prevailing
market interest rates and volatilities at that date.
The table below reflects the hedge position as at
30 June 2008 and includes the effect of all hedge
close outs undertaken during the second quarter.
The second half of the year will see the continued
reduction of the hedge book through the delivery
into maturing short hedge positions.
Before taking the effects of the recent hedge
close out into account, the company’s received
price for the second quarter would have been
$734/oz, or 18% lower than the average spot
price of $898/oz. Looking at the third and fourth
quarter, the discount to spot price is likely to be
between 17% and 19%, assuming that gold
trades between $900/oz and $950/oz. For 2009,
the discount to spot is expected to be around
6%, based on a $900/oz price assumption.
As at 30 July 2008, the marked-to-market value
of the hedge book was a negative $3.42bn
(negative R25.18bn), based on a gold price of
$915.50/oz and exchange rates of R7.36/$ and
A$/$0.95 and the prevailing market interest
rates and volatilities at the time.
These marked-to-market valuations are in no
way predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the
theoretical cost of buying all hedge contracts at
the time of valuation, at market prices and rates
available at that time.
Year
2008
2009
2010
2011
2012
2013-2016
Total
DOLLAR
GOLD
Forward
contracts            Amount
(kg)              7,823            12,917           12,580             12,931           11,944           12,364              70,559
US$/oz
$104               $218              $327               $397              $404              $432                $326
Put options sold Amount (kg) 933 1,882 1,882 3,763 8,460
US$/oz $660
$420              $430               $445                $460
Call options purchased Amount (kg) 4,284 4,284
US$/oz                      $428
$428
Call options
sold              Amount
(kg)              6,096            11,695           29,168             37,146           24,461            39,924            148,490
US$/oz
$348               $357              $498               $521              $622               $604                $535
RAND GOLD
Forward contracts Amount (kg) 933 *1,866 *933
Rand per kg R127,944 R157,213 R147,456
A DOLLAR GOLD
Forward contracts Amount (kg) 1,555 1,835 3,111 6,501
A$ per oz A$591 A$569 A$685 A$630
Call options purchased Amount (kg) 1,555 1,244 3,111 5,910
A$ per oz A$682 A$694 A$712 A$701
Delta (kg)
(10,591)          (23,390)           (40,491)         (47,467)         (33,520)           (48,066)         (203,525)
** Total net gold:
Delta (oz)
(340,510)         (752,020)      (1,301,820)     (1,526,100)     (1,077,690)      (1,545,320)      (6,543,460)
*
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2008.
Rounding of figures may result in computational discrepancies.

Year
2008
2009
2010
2011
2012
2013-2016
Total
DOLLAR
SILVER
Put options purchased Amount (kg) 21,772 21,772
$ per oz                        $7.66 $7.66
Put options sold Amount (kg) 21,772 21,772
$ per oz                        $6.19 $6.19
Call options sold Amount (kg) 21,772 21,772
$ per oz                        $8.64 $8.64
The following table indicates the group's currency hedge position at 30 June 2008
Year
2008
2009
2010
2011
2012
2013-2016
Total
RAND DOLLAR (000)
Forward contracts Amount ($)
*420,000 *420,000
US$/R
R7.85 R7.85
Put options purchased Amount ($)
50,000 50,000
US$/R
R7.41 R7.41
Put options sold Amount ($)
50,000 50,000
US$/R
R6.94 R6.94
Call options sold Amount ($)
50,000 50,000
US$/R
R8.06 R8.06
A
DOLLAR
(000)
Forward contracts Amount ($)                   5,000 5,000
A$/US$                        $0.73 $0.73
Put options purchased Amount ($) 30,000 30,000
A$/US$                       $0.84 $0.84
Put options sold Amount ($) 30,000 30,000
A$/US$                        $0.88 $0.88
Call options sold Amount ($) 30,000 30,000
A$/US$                       $0.81 $0.81
BRAZILIAN REAL (000)
Forward contracts Amount ($) 15,000 1,000 16,000
US$/BRL BRL 1.87 BRL 1.84 BRL 1.87
Put options purchased Amount ($) 24,000 500 24,500
US$/BRL BRL 1.78 BRL 1.76 BRL 1.78
Call options sold Amount ($) 78,000 1,000 79,000
US$/BRL BRL 1.80 BRL 1.76 BRL 1.80
*
Indicates a long position established as part of the hedge close out transaction.
Derivative analysis by accounting designation as at 30 June 2008
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (719) - (1,409) (2,128)
Foreign exchange option contracts - - (4) (4)
Forward sale commodity contracts (1,086) (273) (93) (1,452)
Forward foreign exchange contracts - - 4 4
Interest rate swaps (27) - 30 3
Total derivatives
(1,832)
(273)
(1,472)
(3,577)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure amounted to $52m
($27m brownfields, $25m greenfields) during the
second quarter of 2008, compared to $46m ($19m
brownfields, $27m greenfields) in the previous
quarter.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the
Project Zaaiplaats area, with borehole MZA9 and
MMB5 advancing 288m and 581m, respectively.
Surface drilling in the Moab North area continued
with a long deflection of borehole MCY4 reaching
a depth of 2,386m and borehole MCY5 advancing
a further 890m.
At Tau Lekoa, borehole G55 was stopped at a
depth of 1,513m after intersecting a large fault
and passing into deep footwall quartzite and
further drilling is being considered.
At Iduapriem in Ghana, preparation for Mineral
Resource conversion drilling at Ajopa continued,
but was hampered by rugged terrain and heavy
rains. Diamond (DDH) and reverse circulation
(RC) drilling is planned to start in mid-July. At
Obuasi, exploration continued with 4,005m of
DDH drilling below 50 level and 1,212m of DDH
drilling.
In Argentina at Cerro Vanguardia, the 2008
exploration programme continued with 7,594m of
DDH drilling and 16,689m of RC drilling being
completed. The interpretation of the hyper-
spectral survey will be completed in July 2008.
Exploration rights over 10 new claims were
confirmed by the provincial authorities and
geophysical surveys over these areas are being
planed for 2009.
In Australia, at Boddington five rigs were
employed on the Mineral Resource conversion
and near mine exploration DDH drilling
programmes. During the quarter, approximately
30,049m were drilled from 43 holes.
At Sunrise Dam, exploration continued to focus on
the deep-seated mineralisation towards the Carey
Shear Zone (1km vertical) and the extensions of
known mineralisation in the Astro, GQ and Dolly
lodes. During the quarter, 12,249m of diamond
core was drilled from 81 holes. Economic gold
intercepts were returned from the deep targets
below the mine and further delineation of these
deep mineralised zones remains the priority for
2008/2009.
In Brazil, at the Córrego do Sítio Sulphide Project,
drilling continued with 11,448m being drilled from
surface, 2,632m drilled from underground and
1,042m of underground development. At the
Lamego project, 8,660m of surface drilling,
4,381m underground drilling and 1,067m of
underground development were completed.
At Siguiri in Guinea, exploration activities
continued to focus on conversion drilling at
Sintroko South (situated 8km south of the mine).
Depth extensions to the high grade oxide
mineralisation in the Sintroko pit were tested by
DDH drilling, with encouraging results.
Results from reconnaissance air core drilling of
the Setiguia anomaly were negative. Geochemical
soil sampling covering the northwest extensions of
Kintinian produced positive results and will require
follow up aircore (AC) drilling. Reconnaissance
AC drilling was completed on the Manguity
geochemical anomaly, in the south-eastern corner
of Block 2. Results from infill and extension drilling
at Saraya in Block 2 is being awaited.
The individual resource models in the current
mining area have been remodelled to create a
larger, combined single model. This model
indicates upside on the known mineralisation in
the current mining area and a study is being
conducted to optimise the current mining area
based on this new model.
Conversion drilling will be completed at Sintroko
South early in the third quarter, and efforts will
then refocus on drill testing the combined pits
model, together with conversion drilling along the
perimeters of Kintinian village.
At Geita in Tanzania, exploration activities
concentrated in three areas, namely, Area
3
(1,870m RC and 550m DDH); Kalondwa Hill
(800m RC and 426m DDH) and Star and Comet,
where drilling commenced on the southern
extension and sterilisation of the proposed waste
dump site. AC drilling on the Nyakabale-Prospect
30 area was completed.
At Morila in Mali, pitting and trenching was
completed, and although no anomalous

mineralisation was intersected, important
structural and lithological data was collected and
is being interpreted.
At Sadiola, resource definition drilling was carried
out at Sekokoto Main where an infill RC drill
programme was started with 1,552m drilled. No
major mineralised intersections were obtained
from the drilling of Lakanfla East, which was
completed in February 2008.
The Phase 9 diamond core drill programme for
deep sulphide ore in the northern part of the
Sadiola Main Pit was completed early in the
quarter. A total of 11 diamond drill holes
amounting to 4,420m were drilled along four fence
lines, approximately 300m apart.
Air Core drilling of the following anomalies
continued during the quarter: S3 (3,879m);
S5 (1,480m); S6a (3,272m), S6b (2,997m), S7
and S9 (2,630m).
A diamond drill programme was completed
around the FE4 pit, with the objective to collect
geological and structural information to be
correlated with the pit mapping and update the
geological model for FE4, and test for sulphide
mineralisation. A total of 7 holes were drilled along
three fence lines amounting to 2,125m.
At Yatela, a RC drill programme at Donguera was
completed and a total of 77 RC holes (4,632m)
were drilled. A RC drill program was laid out at
Dinguilou to cover two areas that have potential
for oxide mineralisation, and a total 3,660m were
drilled in these two areas.
At Alamoutala, an infill RC drill programme is in
progress to the east and south of the current pit,
with the intention to close off the mineralisation.
The core logging and sampling for the 2007 Deep
Sulphide drill programme was completed and final
results are being awaited.
At Navachab in Namibia, RC drilling at Gecko
continued with an additional 5,000m being drilled,
and the drilling programme is expected to be
completed by mid quarter.
At Steenbok-Starling, 2,840m of follow up RC was
drilled. Results from the extension of the soil grid
towards Bulbul have been disappointing, and no
follow-up work is being planned. An extension of
the soil grid towards Ostrich and Giraffe is
currently underway.
At Anomaly 16, 2,920m of exploration, infill and
advanced grade control holes were completed.
Results from the 195 sample BLEG stream
sediment survey over the Okondura EPL3276
were disappointing and the EPL was therefore
significantly reduced. Initial remote sensing work
commenced on the two EPL’s to the northeast of
Okahandja.
A total of 1,666m of DDH drilling was undertaken
in the area to the immediate north of the main pit,
where drilling the northerly plunge extension of
the MDM/US sheeted veins is in progress. RC
drilling of 5,276m was done to the immediate
north of the North Pit2, where a northerly vein
plunge extension was confirmed and encouraging
intersections were achieved.
At Cripple Creek & Victor in the United States,
follow-up work with encouraging intercepts
continues in the North Cresson area, while in-fill
drilling has started in the Wild Horse and Cresson
areas. Drilling for the High Grade Study was
completed in Cresson and South Cresson and
further work, including a test-mining case, is
planned.
GREENFIELDS EXPLORATION
Greenfields exploration activities continued in six
countries, namely Australia, Colombia, the DRC,
China, the Philippines, and Russia. A total of
80,676m of diamond drilling (DDH), reverse
circulation (RC), and aircore (AC) drilling was
completed during the second quarter, at existing
priority targets while also delineating new targets
in Australia, the DRC, and Colombia.
In Australia, exploration drilling of the Tropicana
Prospect (AngloGold Ashanti 70%, Independence
Gold 30%) continued during the quarter, and
focused on infill drilling of the resource to increase
confidence in the estimate, to a level required for
reserve reporting and feasibility level assessment.
It is anticipated that the resource drilling
programme will be largely completed by mid-year.
Prefeasibility studies are continuing with
metallurgical test work programmes, while
engineering and mining studies have been
substantially completed. Key work programmes
to be completed, prior to making a
recommendation on the project, include process
water supply, exploration, optimal scale of
operation and economic modelling.

Regional AC exploration drilling returned
encouraging results from the Screaming Lizard
prospect, 10km to the east of the Tropicana
Prospect. Field mapping at the Black Dragon and
Voodoo Child Prospects located approximately
30km northeast of the Tropicana identified
outcropping gold mineralisation. Diamond drilling
at the Beachcomber prospect intersected visible
gold mineralisation, and the regional exploration
effort will be accelerated in the second half of the
year, as drill rigs and personnel become available
from the resource drilling at the Tropicana
prospect.
The Viking project (AngloGold Ashanti 100%) is
located along the southeast Yilgarn margin in an
equivalent geological setting to the Tropicana
project. A number of tenements in the Viking
project area were granted during the quarter and
exploration will commence in the third quarter.
In Colombia, regional exploration focused on
41 targets, with three new targets brought to drill
ready stage. Anglogold Ashanti and its partners
are actively exploring 294 targets, generated by
systematic exploration in an area of 4.2m
hectares, for precious and base metal deposits. At
La Colosa it is anticipated that the necessary
environmental permits will be issued during the
fourth quarter of 2008, after which pre-feasibility
stage work, including drilling, will continue.
Anglogold Ashanti and JV partners drilled on four
new projects and continued drilling at Gramalote
during the quarter. Significant results were
released from the Quebradona project (JV with
B2Gold), as per the table below.
Location at
La Aurora
Hole
no.
Metres
drilled
(m)
Gold
(ppm)
Silver
(ppm)
Copper
(%)
La Mama
1
161.87
0.97
2.5
.154
La Mama
2
52.70
1.36
2.1
.144
La Mama
3
86.15
0.99
2.1
.134
La Mama
Incl.
32.90
1.67
2.6
.167
La Mama
4
86.30
2.08
2.6
.166
La Mama
5
65.80
0.94
2.5
.162
La Mama
6
228.90
0.80
2.0
.154
La Mama
Incl.
125.00
1.07
2.0
.153
Exploration activities in the DRC continued over
Concession 40, which covers most of the Kilo
greenstone belt. A second regional aeromagnetic
survey is being planned to collectively provide
coverage over approximately 70% of the area,
which remains virtually unexplored by modern
methods. This programme, combined with
regional geochemistry programmes, will provide
the platform from which to fast-track regional
exploration over the concession. Field work has
concentrated on detailed mapping, soil sampling
and trenching. At the Issuru prospect, located
approximately 4km north of the Mongbwalu
resource, a total of 2,972m was drilled, defining
potentially economic mineralisation over a strike
length of approximately 800m and a width of up to
450m. A further 14,000m of planned drilling will
focus on defining the underground resource. The
findings of the DRC Minerals Review Commission
have resulted in AngloGold Ashanti and the AGK
joint venture engaging the DRC government to
seek resolution and secure our rights to
Concession 40. It is envisaged that formal
discussions will commence early in the third
quarter 2008.
In the Philippines, all required documentation
has been submitted and final grant of the Mapawa
tenement application is being awaited from the
Department of Environment and Natural
Resources.
In Russia, exploration to increase resources at
Veduga, so as to improve project economics, is
ongoing. Trenching and drilling at this advanced
project have demonstrated strike continuation of
mineralisation from the south-eastern ore zone for
a further 500m along strike. At the recently
acquired Penchenga property, regional soil
geochemistry has begun as part of a programme
to assess the potential of the licence area within
18 months. Growth through project generation
and securing grassroots licences is being planned
by the AngloGold Ashanti / Polymetal Alliance in
the North Yenisei and Baley districts.
In China work on the Yili-Yunlong project
focussed on investigating geochemical anomalies
and coincident silica-clay alteration. Data from this
work is being compiled, with a final evaluation of
these tenements to be completed by the end of
the third quarter 2008. Final approval for the
Jinchanggou CJV was received from the Gansu
government in late June 2008. Results from soil
sampling on the eastern (Dashuigou) and western
(Hongchungou) tenements indicate significant
extensions to known mineralisation with
anomalous gold-in-soils over more than 16km
strike length, and drilling is likely to commence in
the fourth quarter of 2008.

Group operating results
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
3,030
2,901 3,404 5,931 6,492
3,340
3,197 3,753 6,537 7,157
Yield - g / t / - oz / t
7.08
6.95 6.70 7.02 6.95
0.206
0.203 0.195 0.205 0.203
Gold produced - kg / - oz (000)
21,444
20,164 22,817 41,608 45,113
690
648 734 1,338 1,451
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
2,875
2,826 3,192 5,701 6,466
3,169
3,115 3,518 6,284 7,128
Yield - g / t / - oz / t
0.38
0.47 0.53 0.42 0.52
0.011
0.014 0.015 0.012 0.015
Gold produced - kg / - oz (000)
1,100
1,318 1,680 2,418 3,374
35
42 54 78 108
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
44,336
46,554 42,880 90,890 82,939
48,872
51,317 47,267 100,189 91,425
Treated - 000 tonnes / - 000 tons
6,164
6,331 6,139 12,496 12,401
6,795
6,979 6,767 13,774 13,670
Stripping ratio - t (mined total - mined ore) / t mined ore
5.33
4.91 4.16 5.11 4.56
5.33
4.91 4.16 5.11 4.56
Yield - g / t / - oz / t
2.25
2.09 2.29 2.17 2.27
0.066
0.061 0.067 0.063 0.066
Gold in ore - kg / - oz (000)
12,411
12,266 14,123 24,677 26,694
399
394 454 793 858
Gold produced - kg / - oz (000)
13,879
13,240 14,033 27,118 28,117
446
426 451 872 904
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
14,328
13,239 15,229 27,567 29,948
15,794
14,593 16,787 30,387 33,012
Placed
1
- 000 tonnes / - 000 tons
6,168
5,408 5,673 11,576 10,853
6,799
5,962 6,253 12,760 11,964
Stripping ratio - t (mined total - mined ore) / t mined ore
1.45
1.43 1.94 1.44 2.00
1.45
1.43 1.94 1.44 2.00
Yield
2
- g / t / - oz / t
0.64
0.67 0.82 0.65 0.78
0.019
0.019 0.024 0.019 0.023
Gold placed
3
- kg / - oz (000)
3,929
3,613 4,656 7,542 8,421
126
116 150 242 271
Gold produced - kg / - oz (000)
2,561
2,488 3,428 5,050 6,595
82
80 110 162 212
TOTAL
Gold produced
- kg / - oz (000)
38,984
37,210 41,958 76,194 83,198
1,253
1,196 1,349 2,450 2,675
Gold sold - kg / - oz (000)
38,704
37,098 40,661 75,802 82,219
1,244
1,193 1,307 2,437 2,643
Price received - R / kg / - $ / oz - sold
(44,303)
183,945 137,579 67,390 138,807
(157)
755 605 289 604
Price received normalised for
accelerated settlement of non-
hedge derivatives
- R / kg / - $ / oz - sold
178,796
183,945 137,579 181,303 138,807
717
755 605 736 604
Total cash costs - R / kg / - $ / oz - produced
108,195
104,461 75,724 106,429 76,406
434
430 333 433 333
Total production costs - R / kg / - $ / oz - produced
138,115
136,200 99,734 137,238 99,872
554
561 439 558 435
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
340
303 397 322 386
10.93
9.75 12.76 10.34 12.41
Actual - g / - oz
320
302 339 311 338
10.27
9.72 10.89 10.00 10.86
CAPITAL EXPENDITURE
- Rm / - $m
2,357
1,930 1,979
4,287
3,396
304
257
279
561
476
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Six months
ended
Six months
ended

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2008
2008
2007
2008
2007
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
7,720
7,471 5,461 15,191 11,343
Gold income
7,508
7,245 5,222 14,753 10,886
Cost of sales
3
(5,406)
(4,992) (4,132) (10,398) (8,356)
(Loss) gain on non-hedge derivatives and other commodity contracts
4
(1,316)
(5,612) 840 (6,928) 178
Gross profit (loss)
787
(3,359) 1,930 (2,573) 2,708
Corporate administration and other expenses
(252)
(215) (216) (467) (424)
Market development costs
(24)
(24) (26) (48) (49)
Exploration costs
(269)
(274) (204) (542) (380)
Other operating (expenses) income
5
(48)
32 (43) (16) (91)
Operating special items
6
273
82 86 355 101
Operating profit (loss)
467
(3,758) 1,527 (3,291) 1,866
Interest received
102
82 62 184 135
Exchange (loss) gain
(28)
1 (14) (27) (12)
Fair value adjustment on option component of convertible bond
12
170 223 183 358
Finance costs and unwinding of obligations
(216)
(265) (220) (481) (419)
Share of associates' profit (loss)
10
(1) (51) 10 (54)
Profit (loss) before taxation
348
(3,771) 1,527 (3,423) 1,873
Taxation
7
(1,235)
52 (371) (1,183) (805)
(Loss) profit after taxation from continuing operations
(887)
(3,719) 1,155 (4,607) 1,067
Discontinued operations
Profit (loss) for the period from discontinued operations
8
191
(3) (4) 188 (10)
(Loss) profit for the period
(697)
(3,722)
1,151 (4,419) 1,057
Allocated as follows:
Equity shareholders
(817)
(3,812) 1,083 (4,630) 933
Minority interest
121
90 68 211 124
(697)
(3,722)
1,151 (4,419) 1,057
Basic (loss) earnings per ordinary share (cents)
1
(Loss) profit from continuing operations
(357)
(1,350) 386 (1,706) 335
Profit (loss) from discontinued operations
68
(1) (1) 67 (3)
(Loss) profit
(289)
(1,351) 385 (1,639) 332
Diluted (loss) earnings per ordinary share (cents)
2
(Loss) profit from continuing operations
3
(357)
(1,350) 385 (1,706) 334
Profit (loss) from discontinued operations
3
68
(1) (1) 67 (3)
(Loss) profit
3
(289)
(1,351) 384 (1,639) 331
Dividends
4
- Rm
148 668
- cents per Ordinary share 53 240
- cents per E Ordinary share 26 120
1
Calculated on the basic weighted average number of ordinary shares.
4
Represents the dividend declared and paid during the period.
Rounding of figures may result in computational discrepancies.
2
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
3
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2008
2008
2007
2008
2007
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
996
987 773 1,983 1,586
Gold income
968
958 739 1,926 1,522
Cost of sales
3
(698)
(661) (585) (1,359) (1,169)
(Loss) gain on non-hedge derivatives and other commodity contracts
4
(235)
(373) 77 (608) 25
Gross profit (loss)
36
(77) 231 (41) 378
Corporate administration and other expenses
(33)
(28) (31) (61) (59)
Market development costs
(3)
(3) (4) (6) (7)
Exploration costs
(34)
(37) (29) (71) (53)
Other operating (expenses) income
5
(6)
4 (6) (2) (13)
Operating special items
6
36
11 12 47 14
Operating (loss) profit
(4)
(130) 174 (134) 260
Interest received
13
11 9 24 19
Exchange loss
(4)
- (2) (4) (2)
Fair value adjustment on option component of convertible bond
2
23 32 24 51
Finance costs and unwinding of obligations
(28)
(35) (31) (63) (59)
Share of associates' profit (loss)
1
- (7) 1 (8)
(Loss) profit before taxation
(20)
(131) 174 (151) 261
Taxation
7
(157)
1 (52) (156) (112)
(Loss) profit after taxation from continuing operations
(176)
(130) 121 (307) 149
Discontinued operations
Profit (loss) for the period from discontinued operations
8
24
- (1) 24 (1)
(Loss) profit for the period
(152)
(131) 121 (283) 148
Allocated as follows:
Equity shareholders
(168)
(142) 111 (310) 131
Minority interest
16
11 10 27 17
(152)
(131) 121 (283) 148
Basic (loss) earnings per ordinary share (cents)
1
(Loss) profit from continuing operations
(68)
(50) 39 (118) 47
Profit from discontinued operations
9
- - 8 -
(Loss) profit
(59)
(50) 39 (110) 47
Diluted (loss) earnings per ordinary share (cents)
2
(Loss) profit from continuing operations
3
(68)
(50) 39 (118) 46
Profit from discontinued operations
3
9
- - 8 -
(Loss) profit
3
(59)
(50) 39 (110) 46
Dividends
4
- $m
18 90
- cents per Ordinary share 7 32
- cents per E Ordinary share 3 16
1
Calculated on the basic weighted average number of ordinary shares.
4
Represents the dividend declared and paid during the period.
Rounding of figures may result in computational discrepancies.
2
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
3
Calculated on the diluted weighted average number of ordinary shares.

Group balance sheet
As at
As at
As at
As at
June
March
December
June
2008
2008
2007
2007
SA Rand million
Notes
Unaudited Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
53,752
53,362 45,783 44,551
Intangible assets
3,649
3,657 2,996 3,041
Investments in associates
396
127 140 245
Other investments
633
738 795 956
Inventories
3,030
2,917 2,217 2,103
Trade and other receivables
864
761 566 452
Deferred taxation
655
631 543 417
Other non-current assets
281
281 278 313
63,259
62,475 53,318 52,078
Current assets
Inventories
5,778
5,639 4,603 4,112
Trade and other receivables
1,905
1,949 1,587 1,535
Derivatives
4,810
3,966 3,516 3,383
Current portion of other non-current assets
2
2 2 5
Cash restricted for use
547
423 264 166
Cash and cash equivalents
3,914
4,167 3,381 2,792
16,955
16,146 13,353 11,993
Non-current assets held for sale
10
131 210 203
16,965
16,277 13,563 12,196
TOTAL ASSETS
80,224
78,752 66,881 64,274
EQUITY AND LIABILITIES
Share capital and premium 11
22,495
22,448 22,371 22,237
Retained earnings and other reserves 12
(6,573)
(5,787) (6,167) (34)
Shareholders' equity
15,921
16,661 16,204 22,203
Minority interests 13
637
576 429 475
Total equity
16,558
17,237 16,633 22,678
Non-current liabilities
Borrowings
7,387
5,728 10,441 9,293
Environmental rehabilitation and other provisions
4,049
3,917 3,361 2,929
Provision for pension and post-retirement benefits
1,247
1,244 1,208 1,201
Trade, other payables and deferred income
68
89 79 131
Derivatives 14
350
874 1,110 1,183
Deferred taxation
8,366
7,392 7,159 7,821
21,467
19,244 23,358 22,559
Current liabilities
Current portion of borrowings
10,103
10,157 2,309 2,056
Trade, other payables and deferred income 15
12,658
5,250 4,549 3,880
Derivatives 14
18,126
25,188 18,763 11,869
Taxation
1,313
1,506 1,269 1,232
42,200
42,101 26,890 19,037
Non-current liabilities held for sale
-
171 - -
42,200
42,272 26,890 19,037
Total liabilities
63,666
61,515 50,248 41,596
TOTAL EQUITY AND LIABILITIES
80,224
78,752 66,881 64,274
Net asset value - cents per share
5,873
6,116 5,907 8,072
Rounding of figures may result in computational discrepancies.

Group balance sheet
As at
As at
As at
As at
June
March
December
June
2008
2008
2007
2007
US Dollar million
Notes
Unaudited Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
6,862
6,593 6,722 6,350
Intangible assets
466
452 440 433
Investments in associates
51
16 21 35
Other investments
81
91 117 136
Inventories
387
360 325 300
Trade and other receivables
110
94 83 64
Deferred taxation
84
78 80 59
Other non-current assets
36
35 41 45
8,076
7,719 7,829 7,423
Current assets
Inventories
738
697 676 586
Trade and other receivables
243
241 233 219
Derivatives
614
490 516 482
Current portion of other non-current assets
-
- - 1
Cash restricted for use
70
52 39 24
Cash and cash equivalents
500
515 496 398
2,164
1,996 1,960 1,709
Non-current assets held for sale
1
16 31 29
2,165
2,011 1,991 1,738
TOTAL ASSETS
10,241
9,731 9,820 9,161
EQUITY AND LIABILITIES
Share capital and premium 11
2,872
2,773 3,285 3,169
Retained earnings and other reserves 12
(839)
(715) (906) (5)
Shareholders' equity
2,033
2,058 2,379 3,165
Minority interests 13
81
71 63 68
Total equity
2,114
2,130 2,442 3,232
Non-current liabilities
Borrowings
943
708 1,533 1,325
Environmental rehabilitation and other provisions
517
484 494 417
Provision for pension and post-retirement benefits
159
154 177 171
Trade, other payables and deferred income
9
11 12 19
Derivatives 14
45
108 163 169
Deferred taxation
1,068
913 1,051 1,115
2,740
2,378 3,430 3,215
Current liabilities
Current portion of borrowings
1,290
1,255 339 293
Trade, other payables and deferred income 15
1,616
649 668 553
Derivatives 14
2,314
3,112 2,755 1,692
Taxation
168
186 186 176
5,387
5,202 3,948 2,713
Non-current liabilities held for sale
-
21 - -
5,387
5,223 3,948 2,713
Total liabilities
8,127
7,600 7,378 5,929
TOTAL EQUITY AND LIABILITIES
10,241
9,731 9,820 9,161
Net asset value - cents per share
750
756 867 1,150
Rounding of figures may result in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2008
2008
2007
2008
2007
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
7,706
7,142 5,551 14,848 11,180
Payments to suppliers and employees
(6,413)
(5,267) (3,869) (11,681) (7,406)
Cash generated from operations
1,293
1,875 1,682 3,167 3,774
Cash utilised by discontinued operations
(16)
(1) (9) (16) (19)
Taxation paid
(544)
(442) (545) (986) (877)
Net cash inflow from operating activities
733
1,432 1,128 2,165 2,878
Cash flows from investing activities
Capital expenditure
(2,357)
(1,930) (1,764) (4,287) (3,181)
Acqusition of assets
-
- (287) - (287)
Disposal of subsidiary net of cash
229
- - 229 -
Proceeds from disposal of tangible assets
21
222 91 243 108
Proceeds from disposal of assets of discontinued operations
77
- 6 78 8
Other investments acquired
(78)
(266) (16) (344) (56)
Associate loans and acquisitions
-
30 64 31 1
Proceeds from disposal of investments
105
207 26 312 48
(Increase) decrease in cash restricted for use
(119)
(48) 101 (168) (88)
Interest received
100
88 49 188 110
Net loans advanced (repaid)
1
(2) 26 (2) 1
Cash utilised for hedge book settlement
(749)
- - (749) -
Net cash outflow from investing activities
(2,770)
(1,700) (1,702) (4,470) (3,336)
Cash flows from financing activities
Proceeds from issue of share capital
21
65 36 86 140
Share issue expenses
-
- (4) - (4)
Proceeds from borrowings
1,918
1,300 730 3,218 926
Repayment of borrowings
(78)
(233) (182) (311) (326)
Finance costs
(30)
(258) (33) (288) (245)
Advanced proceeds from rights offer
6
- - 6 -
Dividends paid
(50)
(152) (63) (202) (756)
Net cash inflow (outflow) from financing activities
1,788
722 485 2,510 (264)
Net (decrease) increase in cash and cash equivalents
(249)
454 (89) 205 (721)
Translation
(4)
332 (38) 328 46
Cash and cash equivalents at beginning of period
4,167
3,381 2,919 3,381 3,467
Net cash and cash equivalents at end of period
3,914
4,167 2,792 3,914 2,792
Cash generated from operations
Profit (loss) before taxation
348
(3,771) 1,527 (3,423) 1,873
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
771
5,409 (195) 6,179 788
Amortisation of tangible assets
1,184
1,082 1,009 2,266 1,957
Finance costs and unwinding of obligations
216
265 220 481 419
Environmental, rehabilitation and other expenditure
(28)
87 (14) 58 (28)
Operating special items
(273)
(82) (86) (355) (101)
Amortisation of intangible assets
4
4 3 8 7
Deferred stripping
18
(213) (131) (194) (231)
Fair value adjustment on option components of convertible bond
(12)
(170) (223) (183) (358)
Interest receivable
(102)
(82) (62) (184) (135)
Other non-cash movements
211
(20) 181 190 329
Movements in working capital
(1,043)
(633) (547) (1,676) (747)
1,293
1,875 1,682 3,167 3,774
Movements in working capital
Increase in inventories
(591)
(1,762) (494) (2,353) (820)
Decrease (increase) in trade and other receivables
5
(462) 79 (458) (209)
(Decrease) increase in trade and other payables
(457)
1,591 (131) 1,134 282
(1,043)
(633) (547) (1,676) (747)
Rounding of figures may result in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2008
2008
2007
2008
2007
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
990
953 783 1,943 1,563
Payments to suppliers and employees
(826)
(705) (545) (1,531) (1,037)
Cash generated from operations
164
248 238 412 526
Cash utilised by discontinued operations
(2)
- (1) (2) (3)
Taxation paid
(70)
(59) (77) (129) (123)
Net cash inflow from operating activities
91
189 160 280 400
Cash flows from investing activities
Capital expenditure
(304)
(257) (249) (561) (446)
Acqusition of assets
-
- (40) - (40)
Disposal of subsidiary net of cash
29
- - 29 -
Proceeds from disposal of tangible assets
3
30 13 32 15
Proceeds from disposal of assets of discontinued operations
10
- 1 10 1
Other investments acquired
(10)
(35) (2) (45) (8)
Associate loans and acquisitions
-
4 9 4 -
Proceeds from disposal of investments
13
28 4 41 6
(Increase) decrease in cash restricted for use
(16)
(6) 14 (23) (12)
Interest received
13
11 7 24 15
Net loans advanced
-
- 3 - -
Cash utilised for hedge book settlement
(94)
- - (94) -
Net cash outflow from investing activities
(357)
(226) (241) (583) (467)
Cash flows from financing activities
Proceeds from issue of share capital
3
9 5 11 19
Share issue expenses
-
- (1) - (1)
Proceeds from borrowings
248
173 103 421 130
Repayment of borrowings
(10)
(31) (26) (41) (46)
Finance costs
(4)
(34) (5) (38) (34)
Advanced proceeds from rights offer
1
- - 1 -
Dividends paid
(6)
(19) (9) (25) (103)
Net cash inflow (outflow) from financing activities
232
97 67 330 (34)
Net (decrease) increase in cash and cash equivalents
(34)
60 (14) 27 (101)
Translation
18
(42) 11 (24) 4
Cash and cash equivalents at beginning of period
515
496 400 496 495
Net cash and cash equivalents at end of period
500
515 398 500 398
Cash generated from operations
(Loss) profit before taxation
(20)
(131) 174 (151) 261
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
165
345 15 510 111
Amortisation of tangible assets
153
144 143 296 274
Finance costs and unwinding of obligations
28
35 31 63 59
Environmental, rehabilitation and other expenditure
(4)
12 (2) 7 (5)
Operating special items
(36)
(11) (12) (47) (14)
Amortisation of intangible assets
-
- - 1 1
Deferred stripping
1
(26) (19) (25) (33)
Fair value adjustment on option components of convertible bond
(2)
(23) (32) (24) (51)
Interest receivable
(13)
(11) (9) (24) (19)
Other non-cash movements
27
(3) 25 24 46
Movements in working capital
(136)
(82) (76) (219) (106)
164
248 238 412 526
Movements in working capital
Increase in inventories
(111)
(59) (102) (170) (115)
(Increase) decrease in trade and other receivables
(8)
(21) 3 (28) (29)
(Decrease) increase in trade and other payables
(18)
(3) 23 (21) 39
(136)
(82) (76) (219) (106)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
Six months
Year
Six months
ended
ended
ended
June
December
June
2008
2007
2007
SA Rand million
Unaudited Audited Unaudited
Actuarial loss on pension and post-retirement benefits
-
(99) -
Net loss on cash flow hedges removed from equity and reported in gold sales
1,017
1,421 540
Net loss on cash flow hedges
(763)
(1,173) (67)
Hedge (effectiveness) ineffectiveness
(2)
69 -
(Loss) gain on available-for-sale financial assets
(67)
8 -
Deferred taxation on items above
(51)
36 (74)
Translation
4,108
(169) 376
Net income recognised directly in equity
4,242
93 775
(Loss) profit for the period
(4,419)
(4,047) 1,057
Total recognised (expense) income for the period
(177)
(3,954) 1,832
Attributable to:
Equity shareholders
(438)
(4,169) 1,705
Minority interest
261
215 127
(177)
(3,954) 1,832
US Dollar million
Actuarial loss on pension and post-retirement benefits
-
(14) -
Net loss on cash flow hedges removed from equity and reported in gold sales
134
202 78
Net loss on cash flow hedges
(100)
(168) (10)
Hedge ineffectiveness
-
10 -
(Loss) gain on available-for-sale financial assets
(9)
1 -
Deferred taxation on items above
(6)
5 (11)
Translation
351
6 50
Net income recognised directly in equity
370
42 107
(Loss) profit for the period
(283)
(636) 148
Total recognised income (expense) for the period
87
(594) 255
Attributable to:
Equity shareholders
62
(627) 237
Minority interest
25
33 18
87
(594) 255
Rounding of figures may result in computational discrepancies.

Notes
for the quarter and six months ended 30 June 2008
1. Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2008, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2008.
2. Revenue
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar         Jun
Jun
Jun
Jun
Mar         Jun          Jun           Jun
2008
2008         2007
2008
2007
2008
2008         2007         2008         2007
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Unaudited
Unaudited Unaudited  Unaudited   Unaudited
SA Rand million US Dollar million
Gold income
7,508
7,245
5,222        14,753       10,886
968
958 739 1,926 1,522
By-products (note 3)
110
145
178            254            323            14
19 25 33 45
Interest received
102
82
62            184            135             13
11 9 24 19
7,720
7,471
5,461        15,191       11,343
996
987 773 1,983 1,586
3. Cost of sales
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Unaudited
Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Cash operating costs
(4,168)
(3,770)       (3,176)
(7,937) (6,274)
(537)
(500)         (449)
(1,036)        (878)
By-products revenue (note 2)
110
145
178           254            323            14
19 25 33 45
By-products cash operating
costs
(159)
(107)          (143)
(265) (243)
(21)
(14)          (20)            (35)
(34)
(4,217)
(3,732)       (3,141)
(7,948) (6,194)
(544)
(495)         (444)
(1,038)        (867)
Other cash costs
(207)
(251)          (165)
(459) (342)
(27)
(33)           (23)            (60)         (48)
Total cash costs
(4,424)
(3,983)       (3,305)
(8,407) (6,537)
(570)
(528)          (468)
(1,098)        (915)
Retrenchment costs
(15)
(26)             (9)
(42) (16)
(2)
(3)              (1)            (5)           (2)
Rehabilitation and
other non-cash costs
(15)
(106)           (19)
(120) (39)
(2)
(14)              (3)           (15)          (5)
Production costs
(4,454)
(4,115)       (3,333)
(8,569) (6,591)
(574)
(545)           (471)
(1,119)        (923)
Amortisation of
tangible assets
(1,184)
(1,082)       (1,009)
(2,266) (1,957)
(153)
(144)           (143)         (296)       (274)
Amortisation of
intangible assets
(4)
(4)             (3)
(8) (7)
–
– – (1) (1)
Total production costs
(5,642)
(5,201)       (4,346)
(10,843) (8,556)
(727)
(689)         (615)
(1,416) (1,198)
Inventory change
236
209
214            445           200             30
28 30 58 28
(5,406)
(4,992)       (4,132)
(10,398) (8,356)
(698)
(661)         (585)
(1,359) (1,169)
Rounding of figures may result in computational discrepancies.

4. (Loss) gain on non-hedge derivatives and other commodity contracts
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million US Dollar million
(Loss) gain on realised non-hedge
derivatives
(249)
(158)          598        (407)
990          (32)
(22)          84
(54) 139
Realised loss on other commodity
contracts
(128)
– – (128) –
(16)
– – (16) –
Loss on accelerated settlement of non-
hedge derivatives
(8,635)
– – (8,635) –
(1,089)
– – (1,089) –
Gain (loss) on unrealised non-hedge
derivatives
7,673
(5,464)           99
2,210 (902)
899
(353)          (28)        547
(127)
Unrealised gain (loss) on other commodity
physical borrowings
19
(10)           19             9          (28)
2
(1) 3 1 (4)
Provision reversed for loss on future
deliveries of other commodities
3
20 125 23 119
–
3 18 3 17
(Loss) gain on non-hedge derivatives and
other commodity contracts
(1,316)
(5,612)         840
(6,928)
178        (235)
(373)           77
(608)          25
5. Other operating (expenses) income
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
(24)
(24)          (25)
(48) (50)
(3)
(3)          (3)          (6)            (7)
Claims filed by former employees in
respect of loss of employment, work-
related accident injuries and diseases,
governmental fiscal claims and costs of
old tailings operations
(27)
60 (6) 33 (27)
(3)
8 (1) 5 (4)
Miscellaneous
3
(4)          (12)
(1) (14)
–
(1)            (2)          (1)            (2)
(48)
32 (43) (16) (91)
(6)
4 (6) (2) (13)
6. Operating special items
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million US Dollar million
Reimbursement (under provision) of
indirect tax expenses
49
– (6) 49 (6)
6
– (1) 6 (1)
Impairment of tangible
assets (note 9)
(1)
(3)            –            (4)
(1)
–
– – – –
Recovery of loan
–
– – – 21
–
– – – 3
ESOP and BEE costs resulting from rights
offer
(76)
– – (76) –
(10)
– – (10) –
Profit on disposal and abandonment of
assets (note 9)
272
85 92 357 86
35
11 13 46 12
Profit on disposal of investment in
subsidiary (note 9)
29
– – 29 –
4
– – 4 –
273
82
86          355          101           36
11 12 47 14
Rounding of figures may result in computational discrepancies.

7. Taxation
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million US Dollar million
Current tax
Normal taxation
(270)
(577)         (333)
(847) (775)
(36)
(77)          (46)       (111)         (108)
Disposal of tangible
assets (note 9)
(3)
(2)          (18)
(5) (22)
–
–
(3)           (1)            (3)
(Under) over provision
prior year
(28)
14 23 (14) (44)
(4)
2 3 (2) (6)
(301)
(565)        (328)
(866) (841)
(40)
(75)          (46)        (114)         (117)
Deferred taxation
Temporary differences
604
(151)           31           452           32            76
(20) 4 55 4
Unrealised non-hedge
derivatives and other
commodity contracts
(1,545)
590 22 (954) 104
(194)
72 4 (122) 15
Disposal of tangible
assets (note 9)
7
(11)           (6)
(4) (10)
1
(1)            (1)            –
(1)
Change in estimated
deferred tax rate
–
– (90) – (90)
–
– (13) – (13)
Change in statutory tax rate
–
189 – 189 –
–
25 – 25 –
(934)
617 (43) (317) 36
(117)
76 (6) (42) 5
Total taxation
(1,235)
52 (371) (1,183) (805)
(157)
1 (52) (156) (112)
8. Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million US Dollar million
Gold income
–
– 2 – 4
–
– – – 1
Cost of sales
(12)
(5)            (5)
(17) (10)
(2)
(1)            (1)           (2)            (1)
Gross loss
(12)
(5)            (2)
(17) (6)
(2)
(1)            (1)           (2)            (1)
Profit on disposal of assets
217
– – 217 –
27
– – 27 –
Other income
3
3 – 5 –
–
1 – 1 –
Profit (loss) before taxation
207
(2)            (2)
205            (6)
26
– (1) 26 (1)
Normal tax
(22)
– (3) (22) (3)
(3)
– – (3) –
Deferred tax on disposal of assets
(note 9)
6
– – 6 –
1
– – 1 –
Other deferred tax
–
(1)              1           (1)
(1)
–
– – – –
Net profit (loss) attributable
to discontinued operations
191
(3)             (4)
188           (10)
24
– (1) 24 (1)
The pre-tax profit on disposal of the assets amounting to $27million (R217 million) relates to the remaining moveable and immovable assets of Ergo that was sold by the Company to a consortium of Mintails South Africa (Pty) Ltd/DRD South African Operations (Pty) Ltd Joint Venture. The
transaction was approved by the Competition Commissioner during May 2008 and the Joint Venture will operate, for its own account, under the
AngloGold Ashanti authorisations until the new order mining rights have been obtained and transferred to the Joint Venture.
Rounding of figures may result in computational discrepancies.

9. Headline (loss) earnings
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million US Dollar million
The (loss) profit attributable to
equity shareholders has been
adjusted by the following to arrive
at headline (loss) earnings:
(Loss) profit attributable to
equity shareholders
(817)
(3,812)        1,083     (4,630)
933         (168)
(142)          111
(310)          131
Impairment of tangible assets (note 6)
1
3 – 4 1
–
– – – –
Profit on disposal and abandonment
of assets (note 6)
(272)
(85) (92) (357) (86)
(35)
(11)          (13)
(46)          (12)
Profit on disposal of investment in
subsidiary (note 6)
(29)
– – (29) –
(4)
– – (4) –
Profit on disposal of discontinued
assets (note 8)
(217)
– – (217) –
(27)
– – (27) –
Impairment of investment in associate
13
1 50 14 50
2
– 7 2 7
Profit on disposal of assets in
associate
(23)
– – (23) –
(3)
– – (3) –
Taxation on items above –
current portion (note 7)
3
2 18 5 22
–
– 3 1 3
Taxation on items above –
deferred portion (note 7)
(7)
11 6 4 10
(1)
1 1 – 1
Discontinued operation – Taxation
on item above (note 8)
(6)
– – (6) –
(1)
– – (1) –
Headline (loss) earnings
(1,354)
(3,880)       1,066
(5,234) 930
(237)
(151)          109            (388)        130
Cents per share
(1)
Headline (loss) earnings
(479)
(1,376)          379
(1,853) 331
(84)
(54)            39            (137)          46
(1)
Calculated on the basic weighted average number of ordinary shares.
10. Shares
Quarter ended
Six months ended
Jun
2008
Mar
2008
Jun
2007
Jun
2008
Jun
2007
Unaudited Unaudited Unaudited Unaudited Unaudited
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000
400,000,000       400,000,000       400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000          4,280,000           4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000          2,000,000           2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000          5,000,000           5,000,000
Issued and fully paid:
Ordinary shares in issue
277,894,808
277,745,007
276,836,030       277,894,808        276,836,030
E ordinary shares in issue
4,042,865
4,104,635
4,115,930           4,042,865           4,115,930
Total ordinary shares:
281,937,673
281,849,642
280,951,960        281,937,673       280,951,960
A redeemable preference shares
2,000,000
2,000,000
2,000,000           2,000,000          2,000,000
B redeemable preference shares
778,896
778,896
778,896              778,896             778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
277,825,711
277,658,759
276,792,157        277,742,234       276,619,448
E ordinary shares
4,064,751
4,122,800
4,152,725            4,093,776          4,150,888
Fully vested options
607,752
280,789
308,961               630,553            359,980
Weighted average number of shares
282,498,214
282,062,348
281,253,843         282,466,563      281,130,316
Dilutive potential of share options
–
–
568,077                        –
619,872
Diluted number of ordinary shares
(1)
282,498,214
282,062,348
281,821,920         282,466,563      281,750,188
(1)
The basic and diluted number of ordinary shares is the same for the March 2008 quarter, June 2008 quarter and period ended six months June 2008 as the effects of shares for performance related options are anti-dilutive.
Rounding of figures may result in computational discrepancies.

11. Share capital and premium
As at
As at
Jun
2008
Mar
2008
Dec
2007
Jun
2007
Jun
2008
Mar
2008
Dec
2007
Jun
2007
Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited Unaudited
SA Rand million US Dollar million
Balance at beginning of period
23,322
23,322        23,045       23,045           3,425
3,425 3,292 3,292
Ordinary shares issued
112
73 283 146
15
10 40 19
E ordinary shares cancelled
(10)
(5) (6) (9)
(1)
(1)             (1)              (1)
Translation
–
–                –               –
(448)
(544)             94
(7)
Sub-total
23,424
23,391         23,322        23,182           2,991
2,890 3,425 3,303
Redeemable preference shares held within the
group
(312)
(312) (312) (312)
(40)
(39)
(46)             (44)
Ordinary shares held within the group
(282)
(288) (292) (289)
(36)
(36)            (43)             (41)
E ordinary shares held within the group
(335)
(343) (347) (344)
(43)
(42)            (51)             (49)
Balance at end of period
22,495
22,448         22,371         22,237          2,872
2,773 3,285 3,169
12. Retained earnings and other reserves
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
(losses)
gains
Other
comprehen-
sive
income
Total
SA Rand million
Balance at December 2006
(214)                  138
436                 (45)
(1,503) (1,188)
Profit attributable to equity shareholders 933 933
Dividends (668) (668)
Net loss on cash flow hedges removed from
equity and reported in gold sales
536 536
Net loss on cash flow hedges
(67)            (67)
Deferred taxation on cash flow hedges
(74)            (74)
Share-based payment for share awards and BEE
transaction
117 117
Translation 385
(8)            377
Balance at June 2007
51 138
821                  (45)              (999)
(34)
Balance at December 2007 (5,524)
138 338 (108) (1,011) (6,167)
Deferred taxation rate change (3) (3)
Loss attributable to equity shareholders (4,630) (4,630)
Dividends (148) (148)
Transfers to foreign currency translation reserve (12) 12 –
Disposal of subsidiary (6) (6)
Net loss on cash flow hedges removed from equity
and reported in gold sales
1,005 1,005
Net loss on cash flow hedges
(758)           (758)
Hedge ineffectiveness
(2)              (2)
Deferred taxation on cash flow hedges and hedge
effectiveness
(64) (64)
Loss on available-for-sale financial assets
(67)             (67)
Deferred taxation on available-for-sale financial
assets
16 16
Share-based payment for share awards and BEE
transaction
186 186
Translation 4,175 2 (112) 4,065
Balance at June 2008
(10,314) 138 4,525 (109) (813) (6,573)
Rounding of figures may result in computational discrepancies.

12. Retained earnings and other reserves cont.
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
(losses)
gains
Other
omprehen-
sive
income
Total
US Dollar million
Balance at December 2006
(209) 20 241 (6)
(215)            (169)
Profit attributable to equity shareholders 131 131
Dividends (90) (90)
Net loss on cash flow hedges removed from
equity and reported in gold sales
77 77
Net loss on cash flow hedges
(10)              (10)
Deferred taxation on cash flow hedges
(11)              (11)
Share-based payment for share awards and BEE
transaction
17 17
Translation 50 50
Balance at June 2007
(168) 20 291 (6) (142) (5)
Balance at December 2007
(1,020) 20 258 (16)
(148)              (906)
Deferred taxation rate change –
Loss attributable to equity shareholders (310) (310)
Dividends (18) (18)
Transfers to foreign currency translation reserve (2) 2 –
Disposal of subsidiary (1) (1)
Net loss on cash flow hedges removed
from equity and reported in gold sales
132 132
Net loss on cash flow hedges
(99)               (99)
Hedge ineffectiveness – –
Deferred taxation on cash flow hedges and hedge
effectiveness
(8) (8)
Loss on available-for-sale financial assets (9) (9)
Deferred taxation on available-for-sale financial
assets
2 2
Share-based payment for share awards and BEE
transaction
24 24
Translation (2) 351 2 3 354
Balance at June 2008
(1,350) 18 611 (14)
(104)             (839)
13. Minority
interests
As at
As at
Jun
2008
Mar
2008
Dec
2007
Jun
2007
Jun
2008
Mar
2008
Dec
2007
Jun
2007
Unaudited    Unaudited       Audited   Unaudited     Unaudited  Unaudited        Audited     Unaudited
SA Rand million US Dollar million
Balance at beginning of period
429
429 436 436
63
63 62 62
Profit for the period
211
90 222 124
27
11 32 17
Dividends paid
(53)
(4)           (131)           (88)              (7)
(1)            (19)             (12)
Acquisition of minority interest
(1)
–
– (91) –
–
– (13) –
Net loss on cash flow hedges removed from
equity and reported in gold sales
12
6 14 4
2
1 2 1
Net loss on cash flow hedges
(5)
(5)            (12)               –
(1)
(1)              (2)               –
Translation
43
60 (9) (1)
(3)
(2)                1               –
Balance at end of period
637
576 429 475
81
71 63 68
(1) With effect 1 September 2007, AngloGold Ashanti acquired the remaining 15% minorities of Iduapriem.
Rounding of figures may result in computational discrepancies
.

14.  Derivatives
Hedge book delta reduced by 2.71Moz during the quarter, ahead of schedule.
15.  Trade, other payables and deferred income
The amount of $1,616m (R12,658m) as at 30 June 2008 includes an accrual for the accelerated cancellation of non-
hedge derivative contracts amounting to $1,009m (R7,900m). These accruals were cash settled during the month of
July 2008.
16.  Exchange rates
Jun
2008
Mar
2008
Jun
2007
Dec
2007
Unaudited Unaudited
Unaudited                Unaudited
Rand/US dollar average for the year to date
7.64
7.52                         7.14                        7.03
Rand/US dollar average for the quarter
7.76
7.52                         7.07                        6.76
Rand/US dollar closing
7.83
8.09                         7.02                        6.81
Rand/Australian dollar average for the year to date
7.08
6.84                         5.78                        5.89
Rand/Australian dollar average for the quarter
7.32
6.84                         5.88                        6.00
Rand/Australian dollar closing
7.54
7.40                         5.96                        5.98
BRL/US dollar average for the year to date
1.70
1.74                         2.04                        1.95
BRL/US dollar average for the quarter
1.65
1.74                         1.97                        1.78
BRL/US dollar closing
1.59
1.74                         1.92                        1.78
17.  Capital commitments
Jun
2008
Mar
2008
Jun
2007
Dec
2007
Jun
2008
Mr
2008
Jun
2007
Dec
2007
Unaudited  Unaudited Unaudited
Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
7,510
3,697         4,216        2,968           948
457 601 436
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.
18.  Contingent liabilities
AngloGold Ashanti’s material contingent liabilities at 30 June 2008 are detailed below:
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in
South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations. AGA is involved in Task Teams and other structures to find long term sustainable solutions for this risk, together with industry partners and government. There is too little foundation for the accurate estimate of a liability and thus no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($13m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and
May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-
owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47m. Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.
In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $29m. The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of
Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now discussing the case at the judicial sphere. The company’s attributable share of the assessment is approximately $9m.
Tax Disputes – Brazil – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve seven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $12m.
19.  Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•    Reimbursable value added tax due from the Malian government amounts to an attributable $52m at 30 June 2008
(31 March 2008: attributable $47m). The last audited value added tax return was for the period ended 31 March
2007 and at the balance sheet date an attributable $23m was still outstanding and $29m is still subject to audit.
The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•    Reimbursable fuel duties from the Malian government amounts to an attributable $7m at 30 June 2008 (31 March
2008: attributable $6m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. An attributable $5m is still subject to authorisation by the authorities. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of the outstanding amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•   Reimbursable value added tax due from the Tanzanian government amounts to $15m at 30 June 2008 (31 March
2008: $17m). The last audited value added tax return was for the period ended 30 April 2008 and at the balance sheet date $15m was still outstanding which has been subjected to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
•    Reimbursable fuel duties from the Tanzanian government amounts to $41m at 30 June 2008 (31 March
2008: $36m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $26m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $15m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
20.    Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by
AngloGold Ashanti USA Inc., is repaid.
21.    Borrowings
AngloGold Ashanti's borrowings are interest bearing.
22.     Announcements
On 6 May 2008, AngloGold Ashanti announced the retirement of Mrs E Le R Bradley from the board effective
6 May 2008.
On 6 May 2008, AngloGold Ashanti announced the completion of the initial JORC-compliant resource estimate for the La Colosa deposit, the second significant greenfields discovery (Gramalote being the first) in Colombia, which was discovered by AngloGold Ashanti’s Colombian greenfields exploration team during 2006. The Project which is
100% owned by AngloGold Ashanti and is located 150km west of Colombia’s capital city, Bogota, in the department of Tolima and is expected to yield some 12.9Moz of inferred Mineral Resource at a gold price of $1,000/oz.
On 15 May 2008, AngloGold Ashanti announced that it had terminated the process related to its proposed sale of its interests in Morila Limited, due to the fact that no proposals were received which met the company’s value criteria for such a sale. AngloGold Ashanti will remain a joint venture partner in Morila Limited, together with
Randgold Resources Limited and consequently, through Morila Limited, a joint venture partner together with the
Government of Mali in Morila SA. Randgold Resources will continue as the operator of Morila Gold Mine.
On 16 May 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9% direct interest in B2Gold and increase B2Gold’s interest in certain Colombian properties, as announced on 14 February
2008
On 29 May 2008, AngloGold Ashanti announced its amendment to the merger agreement to acquire 100% of
Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from
0.29 AngloGold Ashanti ADRs to 0.3123 AngloGold Ashanti ADRs to account for the effects of the AngloGold
Ashanti rights offer announced on 23 May 2008. GCGC shareholders approved the merger on 30 June 2008 at a general meeting and the merger became effective on 1 July 2008 at which time, AngloGold Ashanti acquired the remaining 33% shareholding in CC&V. A total of 3,181,198 AngloGold Ashanti ADRs were issued pursuant to this transaction.

On 26 June 2008, AngloGold Ashanti announced that the Johannesburg High Court ruled that the exception lodged by AngloGold Ashanti in respect of Mr Thembekile Mankayi’s claim for damages against the company had been upheld. Mr Mankayi had lodged a R2.7m claim in respect of occupational lung disease allegedly sustained during his employment at AngloGold Ashanti’s then Vaal Reefs mine in the 1990s. The finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in
addition, lodge civil claims against their employers in respect of their relevant conditions.
On 30 June 2008, AngloGold Ashanti announced further changes to its Executive Management as part of its previously announced transformation.
Shareholders at a general meeting held on 22 May 2008 approved the issue of new ordinary shares to AngloGold
Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of 6 July 2008. The Final terms of the rights offer were announced on 23 May 2008 resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On 7 July 2008, AngloGold Ashanti announced that the rights offer closed on 4 July 2008 and that 68,105,143 shares had been subscribed for (98% of rights offered) which shares were issued on 7 July 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or
576.5%) had been received and the remaining 1,365,299 shares were issued on 11 July 2008. A total of R13.477bn was raised.
On 29 July 2008, AngloGold Ashanti announced the resignation of Simon Thompson from the board, effective
28 July 2008.
23.  Dividend
The directors have today declared Interim Dividend No. 104 (Interim Dividend No. 102: 90) of 50 South African
cents per ordinary share for the six months ended 30 June 2008. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share
2008
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 14 August
Last date to trade ordinary shares cum dividend Friday, 15 August
Last date to register transfers of certificated securities cum dividend Friday, 15 August
Ordinary shares trade ex dividend Monday, 18 August
Record date Friday, 22 August
Payment date Friday, 29 August
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between Monday, 18 August 2008 and Friday,
22 August 2008, both days inclusive, no transfers between the South African, United Kingdom,
Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South
African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share
2008
Ex dividend on New York Stock Exchange Wednesday, 20 August
Record date Friday, 22 August
Approximate date for currency conversion Friday, 29 August
Approximate payment date of dividend Monday, 8 September
Assuming an exchange rate of R7.3605/$1, the dividend payable on an ADS is equivalent to 6. 7 US cents. This compares with the final dividend of 6.6 US cents per ADS paid on 17 March 2008.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share
2008
Last date to trade and to register GhDSs cum dividend Friday, 15 August
GhDSs trade ex dividend Monday, 18 August
Record date Friday, 22 August
Approximate payment date of dividend Monday, 1 September
Assuming an exchange rate of R1/¢0.1561, the dividend payable per GhDS is equivalent to 0.78 cedis.
This compares with the final dividend of 0.065 cedis per Ghanaian Depositary Share (GhDS) paid on
10 March 2008. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
In addition, directors have today declared Interim Dividend No. E4 (Interim Dividend No E2: 45) of
25 South African cents per E ordinary share, payable to employees participating in the Bokamoso
ESOP and Izingwe Holdings (Proprietary) Limited. These dividends are payable on 29 August 2008.
By order of the Board
R P EDEY
M CUTIFANI
Chairman
Chief Executive Officer
30 July 2008

Segmental reporting
for the quarter and six months ended 30 June 2008
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
South Africa
3,124
2,450 2,281 5,574 4,746
402
324 323 726 663
Argentina
29
316 252 345 518
4
41 36 45 72
Australia
92
727 483 819 1,036
14
96 68 110 145
Brazil
270
757 468 1,027 960
36
101 66 137 134
Ghana
1,241
835 567 2,077 1,117
159
110 80 269 156
Guinea
768
673 304 1,441 684
99
89 43 188 95
Mali
(241)
588 429 347 946
(29)
78 61 49 132
Namibia
17
84 88 101 182
2
11 12 14 25
Tanzania
1,426
445 163 1,872 349
181
59 23 240 49
USA
782
369 187 1,151 348
100
48 26 148 49
7,508
7,245 5,222 14,753 10,886
968
958 739 1,926 1,522
Gross (loss) profit adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other
commodity contracts
South Africa
(3,045)
1,013 741 (2,032) 1,541
(381)
130 105 (251) 215
Argentina
(210)
62 97 (148) 202
(27)
8 14 (19) 28
Australia
(659)
168 212 (491) 444
(83)
23 30 (60) 62
Brazil
(482)
299 225 (182) 479
(60)
40 32 (20) 67
Ghana
(832)
90 87 (741) 149
(105)
12 12 (93) 21
Guinea
(203)
205 7 2 56
(25)
27 1 2 8
Mali
(696)
195 147 (500) 330
(87)
26 21 (62) 46
Namibia
(66)
22 26 (44) 55
(8)
3 4 (5) 8
Tanzania
(526)
(98) 81 (624) 68
(66)
(13) 11 (79) 9
USA
(300)
167 111 (133) 218
(37)
22 16 (15) 31
Other
110
(28) (46) 79 (22)
14
(4) (7) 10 (3)
(6,909)
2,095 1,688 (4,814) 3,520
(866)
274 239 (592) 492
Adjusted gross profit (loss)
normalised for accelerated
settlement of non-hedge
derivatives
South Africa
838
1,013 741 1,851 1,541
108
130 105 238 215
Argentina
(54)
62 97 8 202
(7)
8 14 1 28
Australia
78
168 212 246 444
10
23 30 33 62
Brazil
299
299 225 598 479
39
40 32 79 67
Ghana
(6)
90 87 84 149
(1)
12 12 11 21
Guinea
176
205 7 381 56
23
27 1 50 8
Mali
174
195 147 370 330
22
26 21 48 46
Namibia
1
22 26 23 55
-
3 4 3 8
Tanzania
(36)
(98) 81 (133) 68
(4)
(13) 11 (17) 9
USA
146
167 111 313 218
19
22 16 41 31
Other
110
(28) (46) 79 (22)
14
(4) (7) 10 (3)
1,726
2,095 1,688 3,821 3,520
223
274 239 497 492
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
US Dollar million SA Rand million

Segmental
reporting (continued)
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold production
South Africa
16,867
15,498 18,083 32,365 35,708
542
498 581 1,041 1,148
Argentina
842
856 1,569 1,698 3,172
27
28 50 55 102
Australia
3,529
3,707 4,631 7,236 9,236
114
119 149 233 297
Brazil
3,224
2,892 3,006 6,116 5,808
104
93 97 197 187
Ghana
3,888
4,189 4,198 8,077 8,173
125
135 135 260 263
Guinea
2,682
2,901 1,992 5,583 4,262
86
93 64 179 137
Mali
3,291
2,923 3,164 6,214 6,518
106
94 102 200 210
Namibia
503
469 621 972 1,235
16
15 20 31 40
Tanzania
2,309
1,984 2,553 4,293 4,965
74
64 82 138 160
USA
1,849
1,791 2,142 3,639 4,122
59
58 69 117 133
38,984
37,210 41,958 76,194 83,198
1,253
1,196 1,349 2,450 2,675
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Capital expenditure
South Africa
654
525 540 1,178 1,013
84
70 76 154 142
Argentina
31
37 30 68 55
4
5 4 9 8
Australia
824
803 543 1,627 885
106
107 77 213 124
Brazil
230
178 268 408 532
30
24 38 53 75
Ghana
259
196 232 454 423
33
26 33 59 59
Guinea
49
44 38 92 52
6
6 5 12 7
Mali
10
13 13 23 25
1
2 2 3 3
Namibia
32
14 6 47 8
4
2 1 6 1
Tanzania
200
25 34 225 59
26
3 5 29 8
USA
50
90 26 140 74
6
12 4 18 10
Other
18
5 250 24 270
4
1 34 5 39
2,357
1,930 1,979 4,287 3,396
304
257 279 561 476
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2008
2008
2007
2007
2008
2008
2007
2007
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Total assets
South Africa
17,488
16,149 15,616 15,069
2,233
1,995 2,293 2,148
Argentina
1,744
1,995 1,659 1,681
223
246 244 240
Australia
12,632
11,404 8,705 7,611
1,613
1,409 1,278 1,085
Brazil
6,271
5,818 4,826 4,369
801
719 709 623
Ghana
15,550
15,964 13,301 13,018
1,985
1,972 1,953 1,855
Guinea
2,570
2,634 2,127 1,934
328
325 312 276
Mali
2,967
3,072 2,399 2,277
379
380 352 324
Namibia
599
555 536 479
76
69 79 68
Tanzania
11,643
11,519 9,654 9,645
1,486
1,423 1,418 1,375
USA
4,351
4,284 3,608 3,551
555
529 530 506
Other
4,409
5,359 4,450 4,640
562
664 652 661
80,224
78,752 66,881 64,274
10,241
9,731 9,820 9,161
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
SA Rand million US Dollar million
oz (000) kg

Non-GAAP disclosure
A
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited  Unaudited  Unaudited  Unaudited  Unaudited   Unaudited  Unaudited   Unaudited   Unaudited  Unaudited
Headline (loss) earnings (note 9)
(1,354)
(3,880) 1,066 (5,234) 930
(237)
(151) 109 (388) 130
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts (note 4)
(7,696)
5,454 (242) (2,242) 812
(901)
351 8 (551) 114
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 7)
1,545
(590) (22) 954 (104)
194
(72) (4) 122 (15)
Fair value adjustment on option component of convertible
bond
(12)
(170) (223) (183) (358)
(2)
(23) (32) (24) (51)
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
(1)
(7,518)
813 578 (6,705) 1,280
(946)
105 82 (842) 179
Cents per share
(2)
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
(1)
(2,661)
288 206 (2,374) 455
(335)
37 29 (298) 64
B
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited    Unaudited    Unaudited  Unaudited  Unaudited   Unaudited   Unaudited   Unaudited   Unaudited  Unaudited
Reconciliation of gross profit (loss) to gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge
derivatives and other commodity contracts:
Gross profit (loss)
787
(3,359) 1,930 (2,573) 2,708
36
(77) 231 (41) 378
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts (note 4)
(7,696)
5,454 (242) (2,242) 812
(901)
351 8 (551) 114
Gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
(6,909)
2,095 1,688 (4,814) 3,520
(866)
274 239 (592) 492
Loss on accelerated settlement of non-hedge derivatives
(note 4)
8,635
- - 8,635 -
1,089
- - 1,089 -
Adjusted gross profit normalised for accelerated settlement
of non-hedge derivatives
1,726
2,095 1,688 3,821 3,520
223
274 239 497 492
Rounding of figures may result in computational discrepancies.
Six months ended
Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
Gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
Six months ended
Quarter ended
- In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor
International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;
SA Rand million
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Six months ended
Six months ended
- The unrealised fair value change on the onerous uranium contracts.
Quarter ended
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
SA Rand million
(1)
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
US Dollar million
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
(2)
Calculated on the basic weighted average number of ordinary shares.

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited   Unaudited   Unaudited   Unaudited Unaudited   Unaudited   Unaudited   Unaudited   Unaudited Unaudited
C
Price received
Gold income (note 2)
7,508
7,245 5,222 14,753 10,886
968
958 739 1,926 1,522
Adjusted for minority interests
(339)
(263) (226) (603) (463)
(43)
(35) (32) (78) (65)
7,169
6,982 4,996 14,150 10,423
925
923 707 1,848 1,457
(Loss) gain on realised non-hedge derivatives (note 4)
(249)
(158) 598 (407) 990
(32)
(22) 84 (54) 139
Loss on accelerated settlement of non-hedge derivatives
(note 4)
(8,635)
- - (8,635) -
(1,089)
- - (1,089) -
Attributable gold income including realised non-hedge
derivatives
(1,715)
6,824 5,594 5,108 11,413
(196)
901 791 705 1,596
Attributable gold sold - kg / - oz (000)
38,704
37,098 40,661 75,802 82,219
1,244
1,193 1,307 2,437 2,643
Revenue price per unit - R/kg / - $/oz
(44,303)
183,945 137,579 67,390 138,807
(157)
755 605 289 604
Attributable gold income including realised non-hedge
derivatives as above
(1,715)
6,824 5,594 5,108 11,413
(196)
901 791 705 1,596
Loss on accelerated settlement of non-hedge derivatives
(note 4)
8,635
- - 8,635 -
1,089
- - 1,089 -
Attributable gold income including realised non-hedge
derivatives normalised for accelerated settlement of
non-hedge derivatives
6,920
6,824 5,594 13,743 11,413
893
901 791 1,793 1,596
Attributable gold sold - kg / - oz (000)
38,704
37,098 40,661 75,802 82,219
1,244
1,193 1,307 2,437 2,643
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz
178,796
183,945 137,579 181,303 138,807
717
755 605 736 604
D
Total costs
Total cash costs (note 3)
4,424
3,983 3,305 8,407 6,537
570
528 468 1,098 915
Adjusted for minority interests and non-gold producing
companies
(206)
(96) (127) (298) (180)
(26)
(13) (18) (39) (25)
Total cash costs adjusted for minority interests and non-
gold producing companies
4,218
3,887 3,178 8,109 6,357
544
515 450 1,060 890
Retrenchment costs (note 3)
15
26 9 42 16
2
3 1 5 2
Rehabilitation and other non-cash costs (note 3)
15
106 19 120 39
2
14 3 15 5
Amortisation of tangible assets (note 3)
1,184
1,082 1,009 2,266 1,957
153
144 143 296 274
Amortisation of intangible assets (note 3)
4
4 3 8 7
-
- - 1 1
Adjusted for minority interests and non-gold producing
companies
(52)
(37) (33) (88) (67)
(7)
(5) (5) (11) (9)
Total production costs adjusted for minority interests
and non-gold producing companies
5,384
5,068 4,185 10,457 8,309
694
670 592 1,366 1,163
Gold produced - kg / - oz (000)
38,984
37,210 41,958 76,194 83,198
1,253
1,196 1,349 2,450 2,675
Total cash cost per unit - R/kg / -$/oz
108,195
104,461 75,724 106,429 76,406
434
430 333 433 333
Total production cost per unit - R/kg / -$/oz
138,115
136,200 99,734 137,238 99,872
554
561 439 558 435
E
EBITDA
Operating (loss) profit
467
(3,758) 1,527 (3,291) 1,866
(4)
(130) 174 (134) 260
Amortisation of tangible assets (note 3)
1,184
1,082 1,009 2,266 1,957
153
144 143 296 274
Amortisation of intangible assets (note 3)
4
4 3 8 7
-
- - 1 1
Impairment of tangible assets (note 6)
1
3 - 4 1
-
- - - -
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(7,696)
5,454 (242) (2,242) 812
(901)
351 8 (551) 114
Loss on realised other commodity contracts (note 4)
128
- - 128 -
16
- - 16 -
Loss on accelerated settlement of non-hedge derivatives
(note 4)
8,635
- - 8,635 -
1,089
- - 1,089 -
Share of associates' EBITDA
2
1 (2) 3 (4)
-
- - - (1)
Discontinued operations EBITDA (note 8)
(12)
(5) (2) (17) (6)
(2)
(1) (1) (2) (1)
Profit on disposal and abandonment of assets (note 6)
(272)
(85) (92) (357) (86)
(35)
(11) (13) (46) (12)
Profit on disposal of investment in subsidiary (note 6)
(29)
- - (29) -
(4)
- - (4) -
2,411
2,698 2,201 5,107 4,547
311
354 311 665 635
Rounding of figures may result in computational discrepancies.
SA Rand million / Metric
Quarter ended
Quarter ended
Six months ended
Six months ended
US Dollar million / Imperial

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited   Unaudited   Unaudited   Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited   Unaudited
F
Interest cover
EBITDA (note E)
2,411
2,698 2,201 5,107 4,547
311
354 311 665 635
Finance costs
216
265 220 481 419
28
35 31 63 59
Capitalised finance costs
64
45 12 109 24
8
6 2 14 3
280
310 232 590 443
36
41 33 77 62
Interest cover - times
9
9 9 9 10
9
9 9 9 10
G
Free cash flow
Net cash inflow from operating activities
733
1,432 1,128 2,165 2,878
91
189 160 280 400
Stay-in-business capital expenditure
(1,123)
(852) (884) (1,976) (1,669)
(145)
(113) (125) (259) (234)
(390)
580 244 189 1,209
(54)
76 35 21 166
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2008
2008
2007
2007
2008
2008
2007
2007
Unaudited   Unaudited Unaudited  Unaudited  Unaudited   Unaudited  Unaudited   Unaudited
H
Net asset value - cents per share
Total equity
16,558
17,237 16,633 22,678
2,114
2,130 2,442 3,232
Number of ordinary shares in issue - million (note 10)
282
282 282 281
282
282 282 281
Net asset value - cents per share
5,873
6,116 5,907 8,072
750
756 867 1,150
Total equity
16,558
17,237 16,633 22,678
2,114
2,130 2,442 3,232
Intangible assets
(3,649)
(3,657) (2,996) (3,041)
(466)
(452) (440) (433)
12,909
13,580 13,637 19,637
1,648
1,678 2,002 2,799
Number of ordinary shares in issue - million (note 10)
282
282 282 281
282
282 282 281
Net tangible asset value - cents per share
4,579
4,818 4,843 6,989
585
595 711 996
I
Net debt
Borrowings - long-term portion
7,387
5,728 10,441 9,293
943
708 1,533 1,325
Borrowings - short-term portion
10,103
10,157 2,309 2,056
1,290
1,255 339 293
Total borrowings
17,490
15,885 12,750 11,349
2,233
1,963 1,872 1,618
Cash and cash equivalents
(3,914)
(4,167) (3,381) (2,792)
(500)
(515) (496) (398)
Net debt
13,576
11,718 9,369 8,557
1,733
1,448 1,376 1,220
Rounding of figures may result in computational discrepancies.
Quarter ended
SA Rand million US Dollar million
Six months ended
US Dollar million SA Rand million
Six months ended
Quarter ended

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SA Rand / US Dollar
SOUTH AFRICA
654
525
540
1,178
84
70
76
154
Vaal River
Great Noligwa
58
40
59
98
7
5
8
13
Kopanang
96
84
84
180
12
11
12
24
Moab Khotsong
164
143
143
307
21
19
20
40
Tau Lekoa
41
26
23
67
5
3
3
9
Surface Operations
2
-
2
2
-
-
-
-
West Wits
Mponeng
150
120
105
270
19
16
15
35
Savuka
24
21
13
44
3
3
2
6
TauTona
120
91
111
211
15
12
16
28
ARGENTINA
31
37
30
68
4
5
4
9
Cerro Vanguardia - Attributable 92.50%
28
34
28
63
4
5
4
8
Minorities and exploration
3
3
2
5
-
-
-
1
AUSTRALIA
824
803
543
1,627
106
107
77
213
Sunrise Dam
49
31
45
79
6
4
6
10
Boddington
774
772
493
1,546
100
103
69
202
Exploration
1
-
5
2
-
-
2
1
BRAZIL
230
178
268
408
30
24
38
53
AngloGold Ashanti Brasil Mineração
166
123
217
289
21
16
31
38
Serra Grande - Attributable 50%
31
27
24
58
4
4
3
8
Minorities, exploration and other
33
28
27
61
5
4
4
7
GHANA
259
196
232
454
33
26
33
59
Iduapriem
1
104
58
28
161
13
8
4
21
Obuasi
155
138
198
293
20
18
28
38
Minorities and exploration
-
-
6
-
-
-
1
-
GUINEA
49
44
38
92
6
6
5
12
Siguiri - Attributable 85%
41
37
32
79
5
5
5
10
Minorities and exploration
8
7
6
13
1
1
-
2
MALI
10
13
13
23
1
2
2
3
Morila - Attributable 40%
2
1
1
3
-
-
-
-
Sadiola - Attributable 38%
3
6
6
9
-
1
1
1
Yatela - Attributable 40%
5
5
5
9
1
1
1
1
NAMIBIA
32
14
6
47
4
2
1
6
Navachab
32
14
6
47
4
2
1
6
TANZANIA
200
25
34
225
26
3
5
29
Geita
200
25
34
225
26
3
5
29
USA
50
90
26
140
6
12
4
18
Cripple Creek & Victor J.V.
50
90
26
140
6
12
4
18
OTHER
18
5
250
24
4
1
34
5
ANGLOGOLD ASHANTI
2,357
1,930
1,979
4,287
304
257
279
561
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Development
for the quarter ended 30 June 2008
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
1,531 112 115.8 49.72 5,757 3.15 359.38
Kopanang Mine
Vaal reef
6,447 534 16.5 82.30 1,358 6.46 108.46
Tau Lekoa Mine
Ventersdorp Contact reef
2,048 200 66.5 8.51 566 - -
Moab Khotsong Mine
Vaal reef
3,758 336 119.8 18.86 2,260 0.93 112.33
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
79 - - - - - -
Carbon Leader reef
2,195 54 14.7 219.25 3,223 2.67 37.94
Savuka Mine
Carbon Leader reef
736 44 35.0 143.71 5,030 - -
Mponeng Mine
Ventersdorp Contact reef
4,689 1,044 83.3 31.60 2,632 - -
AUSTRALIA
Sunrise Dam
1,112 1,112 - 4.56 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,264 363 273.7 2.78 - - -
Córrego do Sitio 700 241 - 3.71 - - -
Lamego 1,067 42 60.0 2.76 - - -
Serra Grande
Mina III
1,097 128 100.0 5.23 - - -
Mina Nova 117 - - - - - -
GHANA
Obuasi
4,743 2,590 420 * 7.77 - - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
5,024 367 45.6 1.45 5.51 6.30 23.94
Kopanang Mine
Vaal reef
21,152 1,752 6.5 2.40 1.30 12.92 6.99
Tau Lekoa Mine
Ventersdorp Contact reef
6,719 656 26.2 0.25 0.54 - -
Moab Khotsong Mine
Vaal reef
12,329 1,102 47.2 0.55 2.16 1.86 7.31
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
259 - - - - - -
Carbon Leader reef 7,201 177 5.8 6.39 3.08 5.34 2.58
Savuka Mine
Carbon Leader reef
2,415 144 13.8 4.19 4.81 - -
Mponeng Mine
Ventersdorp Contact reef
15,384 3,425 32.8 0.92 2.52 - -
AUSTRALIA
Sunrise Dam
3,648 3,648 - 0.13 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
4,147 1,191 107.7 0.08 - - -
Córrego do Sitio 2,296 791 - 0.11 - - -
Lamego 3,500 138 23.6 0.08 - - -
Serra Grande
Mina III
3,599 420 39.4 0.15 - - -
Mina Nova 385 - - - - - -
GHANA
Obuasi
15,561 8,496 169.3 * 0.23 - - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
Metric
SOUTH AFRICA
16,867
15,498
18,083
32,365
Vaal River
Great Noligwa
7.60
8.56
7.67
8.07
2,997
3,326
3,876
6,323
Kopanang
7.10
6.94
6.48
7.02
2,997
2,794
3,156
5,790
Moab Khotsong
9.05
10.34
6.68
9.61
881
764
392
1,644
Tau Lekoa
3.33
4.01
3.19
3.64
1,073
1,093
1,223
2,166
Surface Operations
0.30
0.36
0.52
0.33
573
670
1,030
1,243
West Wits
Mponeng
10.50
9.94
9.65
10.24
4,974
4,093
4,778
9,067
Savuka
6.36
5.96
6.81
6.17
563
448
552
1,010
TauTona
1
9.18
8.70
9.39
8.96
2,811
2,311
3,075
5,122
ARGENTINA
842
856
1,569
1,698
Cerro Vanguardia - Attributable 92.50%
4.06
3.82
6.61
3.93
842
856
1,569
1,698
AUSTRALIA
3,529
3,707
4,631
7,236
Sunrise Dam
3
3.75
4.10
4.86
3.92
3,529
3,707
4,631
7,236
BRAZIL
3,224
2,892
3,006
6,116
AngloGold Ashanti Brasil Mineração
1
7.72
6.77
6.80
7.24
2,530
2,251
2,264
4,781
Serra Grande
1
- Attributable 50%
7.47
7.19
7.19
7.33
693
641
742
1,334
GHANA
3,888
4,189
4,198
8,077
Iduapriem
2
1.61
1.81
1.78
1.71
1,423
1,471
1,347
2,894
Obuasi
1
4.15
4.19
4.16
4.17
2,465
2,718
2,851
5,183
GUINEA
2,682
2,901
1,992
5,583
Siguiri
3
- Attributable 85%
1.35
1.32
1.01
1.33
2,682
2,901
1,992
5,583
MALI
3,291
2,923
3,164
6,214
Morila - Attributable 40%
3.25
3.12
2.57
3.19
1,415
1,257
1,080
2,672
Sadiola - Attributable 38%
3.55
3.16
2.63
3.37
1,411
1,135
1,048
2,546
Yatela
4
- Attributable 40%
3.48
2.17
5.14
2.80
465
532
1,036
997
NAMIBIA
503
469
621
972
Navachab
1.46
1.31
1.55
1.38
503
469
621
972
TANZANIA
2,309
1,984
2,553
4,293
Geita
2.24
1.66
2.21
1.93
2,309
1,984
2,553
4,293
USA
1,849
1,791
2,142
3,639
Cripple Creek & Victor J.V.
4
0.46
0.54
0.50
0.50
1,849
1,791
2,142
3,639
ANGLOGOLD ASHANTI
38,984
37,210
41,958
76,194
Underground Operations
7.08
6.95
6.70
7.02
21,444
20,164
22,817
41,608
Surface and Dump Reclamation
0.38
0.47
0.53
0.42
1,100
1,318
1,680
2,418
Open-pit Operations
2.25
2.09
2.29
2.17
13,879
13,240
14,033
27,118
Heap Leach Operations
5
0.64
0.67
0.82
0.65
2,561
2,488
3,428
5,050
38,984
37,210
41,958
76,194
4
The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects gold placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
3
The yield of Sunrise Dam and Siguiri represents open-pit operations.
5
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg
2
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
Metric
SOUTH AFRICA
210
192
229
201
16,661
14,637
17,835
31,297
Vaal River
Great Noligwa
152
168
190
160
2,994
3,151
3,836
6,145
Kopanang
201
185
208
193
2,991
2,639
3,106
5,630
Moab Khotsong
161
148
110
155
887
709
393
1,596
Tau Lekoa
125
126
148
125
1,070
1,025
1,215
2,096
Surface Operations
847
1,012
1,518
929
567
645
1,025
1,212
West Wits
Mponeng
310
259
316
285
4,858
3,854
4,702
8,713
Savuka
174
146
172
160
555
423
545
977
TauTona
242
185
244
212
2,739
2,190
3,012
4,929
ARGENTINA
390
417
782
403
858
1,457
1,533
2,316
Cerro Vanguardia - Attributable 92.50%
390
417
782
403
858
1,457
1,533
2,316
AUSTRALIA
2,983
2,878
3,958
2,928
3,698
3,583
4,227
7,281
Sunrise Dam
2,983
2,878
4,356
2,928
3,698
3,583
4,227
7,281
BRAZIL
600
537
600
569
3,189
3,053
2,898
6,241
AngloGold Ashanti Brasil Mineração
571
504
541
537
2,519
2,432
2,146
4,951
Serra Grande - Attributable 50%
738
700
898
719
670
621
752
1,291
GHANA
234
249
234
241
3,923
4,128
4,089
8,051
Iduapriem
1
550
568
614
559
1,471
1,459
1,308
2,930
Obuasi
175
191
181
183
2,452
2,669
2,781
5,121
GUINEA
659
687
474
673
2,482
2,885
1,944
5,367
Siguiri - Attributable 85%
659
687
474
673
2,482
2,885
1,944
5,367
MALI
852
752
857
802
3,412
3,208
3,139
6,621
Morila - Attributable 40%
899
823
714
862
1,542
1,283
1,057
2,825
Sadiola - Attributable 38%
988
756
745
869
1,412
1,337
1,086
2,749
Yatela - Attributable 40%
540
620
1,335
580
458
588
996
1,046
NAMIBIA
365
361
621
363
506
461
641
967
Navachab
365
361
621
363
506
461
641
967
TANZANIA
386
317
433
351
2,133
1,860
2,340
3,993
Geita
386
317
433
351
2,133
1,860
2,340
3,993
USA
1,746
1,750
2,511
1,748
1,842
1,825
2,015
3,667
Cripple Creek & Victor J.V.
1,746
1,750
2,511
1,748
1,842
1,825
2,015
3,667
ANGLOGOLD ASHANTI
320
302
339
311
38,704
37,098
40,661
75,802
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SA Rand / Metric
SOUTH AFRICA
87,459
88,549
71,551
87,981
116,881
116,313
95,830
116,609
Vaal River
Great Noligwa
107,178 96,801 72,747 101,719 130,865 118,554 96,266 124,388
Kopanang 78,460 85,530 66,677 81,871 113,927 128,151 85,412 120,790
Moab Khotsong 127,206 141,898 157,986 134,030 185,103 172,476 248,698 179,238
Tau Lekoa 138,069 128,576 106,673 133,278 165,364 158,512 142,841 161,906
Surface Operations 136,341 85,350 67,662 108,860 144,314 93,904 74,591 117,146
West Wits
Mponeng
56,689 61,113 56,082 58,686 76,840 82,927 74,592 79,588
Savuka 109,769 88,349 97,989 100,278 152,790 123,374 119,954 139,756
TauTona 84,434 93,118 70,629 88,352 123,478 124,319 103,544 123,857
ARGENTINA
218,871
134,008
58,958
176,096
245,335
168,121
86,380
206,416
Cerro Vanguardia - Attributable 92.50% 217,167 132,332 57,982 174,406 243,507 166,287 85,258 204,585
AUSTRALIA
143,311
116,906
69,059
129,783
170,135
141,681
89,157
155,557
Sunrise Dam 137,877 111,183 67,115 124,201 164,025 135,374 86,776 149,346
BRAZIL
85,205
81,916
62,192
83,650
112,820
115,672
83,305
114,169
AngloGold Ashanti Brasil Mineração 80,564 76,600 56,661 78,698 109,484 113,174 78,469 111,221
Serra Grande - Attributable 50% 76,679 70,185 59,638 73,559 99,533 94,042 78,631 96,895
GHANA
135,916
114,744
91,197
124,936
175,637
161,133
120,089
168,115
Iduapriem 123,016 109,611 66,628 116,202 143,725 136,025 84,760 139,811
Obuasi 152,565 127,301 102,805 138,855 203,889 185,552 136,780 193,812
GUINEA
108,248
105,581
113,624
106,862
124,373
128,764
137,738
126,655
Siguiri - Attributable 85% 108,248 105,581 113,624 106,862 124,373 128,764 137,738 126,655
MALI
107,573
100,910
75,848
104,438
132,325
122,778
86,817
127,834
Morila - Attributable 40% 106,319 99,282 93,093 103,009 125,377 117,814 110,034 121,820
Sadiola - Attributable 38% 101,844 98,058 91,710 100,157 137,998 129,199 99,421 134,077
Yatela - Attributable 40% 142,633 125,581 52,961 133,529 149,633 135,250 60,858 141,954
NAMIBIA
149,421
118,198
79,443
134,355
161,796
142,749
95,850
152,605
Navachab 149,421 118,198 79,443 134,355 161,796 142,749 95,850 152,605
TANZANIA
157,611
174,653
76,486
165,485
207,991
232,677
110,139
219,397
Geita 157,611 174,653 76,486 165,485 207,991 232,677 110,139 219,397
USA
82,660
74,620
59,984
78,704
108,130
100,080
81,778
104,169
Cripple Creek & Victor J.V. 75,058 68,916 56,679 72,036 100,506 94,354 78,462 97,479
ANGLOGOLD ASHANTI
108,195
104,461
75,724
106,429
138,115
136,200
99,734
137,238
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SOUTH AFRICA
(3,045)
1,013
741
(2,032)
838
1,013
741
1,851
Vaal River
Great Noligwa
(682)
202
158
(480)
54
202
158
256
Kopanang
(579)
151
161
(428)
90
151
161
241
Moab Khotsong
(236)
11
(44)
(225)
(35)
11
(44)
(24)
Tau Lekoa
(264)
28
(6)
(236)
26
28
(6)
54
Surface Operations
(112)
54
64
(58)
22
54
64
76
West Wits
Mponeng
(608)
404
293
(205)
507
404
293
911
Savuka
(95)
27
10
(68)
16
27
10
44
TauTona
(467)
135
105
(332)
158
135
105
293
ARGENTINA
(210)
62
97
(148)
(54)
62
97
8
Cerro Vanguardia - Attributable 92.50%
(193)
59
91
(134)
(48)
59
91
11
Minorities and exploration
(17)
3
6
(14)
(6)
3
6
(3)
AUSTRALIA
(659)
168
212
(491)
78
168
212
246
Sunrise Dam
(659)
168
212
(491)
78
168
212
246
BRAZIL
(482)
299
225
(182)
299
299
225
598
AngloGold Ashanti Brasil Mineração
(464)
184
138
(279)
183
184
138
368
Serra Grande - Attributable 50%
(85)
55
45
(30)
49
55
45
104
Minorities and exploration
67
60
42
127
67
60
42
126
GHANA
(832)
90
87
(741)
(6)
90
87
84
Iduapriem
1
(262)
78
65
(183)
51
78
65
129
Obuasi
(572)
13
10
(560)
(59)
13
10
(47)
Minorities and exploration
2
(1)
12
2
2
(1)
12
2
GUINEA
(203)
205
7
2
176
205
7
381
Siguiri - Attributable 85%
(248)
156
1
(91)
132
156
1
288
Minorities and exploration
45
49
6
93
44
49
6
93
MALI
(696)
195
147
(500)
174
195
147
370
Morila - Attributable 40%
(243)
83
30
(161)
91
83
30
174
Sadiola - Attributable 38%
(345)
85
41
(260)
57
85
41
141
Yatela - Attributable 40%
(107)
28
76
(80)
26
28
76
54
NAMIBIA
(66)
22
26
(44)
1
22
26
23
Navachab
(66)
22
26
(44)
1
22
26
23
TANZANIA
(526)
(98)
81
(624)
(36)
(98)
81
(133)
Geita
(526)
(98)
81
(624)
(36)
(98)
81
(133)
USA
(300)
167
111
(133)
146
167
111
313
Cripple Creek & Victor J.V.
(300)
167
111
(133)
146
167
111
313
OTHER
110
(28)
(46)
79
110
(28)
(46)
79
ANGLOGOLD ASHANTI
(6,909)
2,095
1,688
(4,814)
1,726
2,095
1,688
3,821
Rounding of figures may result in computational discrepancies.
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
SA Rand
Gross (loss) profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - Rm
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedges derivative - Rm

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
Imperial
SOUTH AFRICA
542
498
581
1,041
Vaal River
Great Noligwa
0.222
0.250
0.224
0.235
96
107
125
203
Kopanang
0.207
0.203
0.189
0.205
96
90
101
186
Moab Khotsong
0.264
0.302
0.195
0.280
28
25
13
53
Tau Lekoa
0.097
0.117
0.093
0.106
35
35
39
70
Surface Operations
0.009
0.011
0.015
0.010
18
22
33
40
West Wits
Mponeng
0.306
0.290
0.282
0.299
160
132
154
292
Savuka
0.185
0.174
0.199
0.180
18
14
18
32
TauTona
1
0.268
0.254
0.274
0.261
91
74
99
165
ARGENTINA
27
28
50
55
Cerro Vanguardia - Attributable 92.50%
0.118
0.111
0.193
0.115
27
28
50
55
AUSTRALIA
114
119
149
233
Sunrise Dam
3
0.109
0.120
0.142
0.114
114
119
149
233
BRAZIL
104
93
97
197
AngloGold Ashanti Brasil Mineração
1
0.225
0.198
0.198
0.211
82
72
73
154
Serra Grande
1
- Attributable 50%
0.218
0.210
0.210
0.214
22
21
24
43
GHANA
125
135
135
260
Iduapriem
2
0.047
0.053
0.052
0.050
46
47
43
93
Obuasi
1
0.121
0.122
0.121
0.122
79
87
92
167
GUINEA
86
93
64
179
Siguiri
3
- Attributable 85%
0.039
0.038
0.029
0.039
86
93
64
179
MALI
106
94
102
200
Morila - Attributable 40%
0.095
0.091
0.075
0.093
46
40
35
86
Sadiola - Attributable 38%
0.104
0.092
0.077
0.098
45
36
34
82
Yatela
4
- Attributable 40%
0.102
0.063
0.150
0.082
15
17
33
32
NAMIBIA
16
15
20
31
Navachab
0.042
0.038
0.045
0.040
16
15
20
31
TANZANIA
74
64
82
138
Geita
0.065
0.048
0.065
0.056
74
64
82
138
USA
59
58
69
117
Cripple Creek & Victor J.V.
4
0.013
0.016
0.015
0.014
59
58
69
117
ANGLOGOLD ASHANTI
1,253
1,196
1,349
2,450
Undergound Operations
0.206
0.203
0.195
0.205
690
648
734
1,338
Surface and Dump Reclamation
0.011
0.014
0.015
0.012
35
42
54
78
Open-pit Operations
0.066
0.061
0.067
0.063
446
426
451
872
Heap leach Operations
5
0.019
0.019
0.024
0.019
82
80
110
162
1,253
1,196
1,349
2,450
4
The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects gold placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi
represents underground operations.
3
The yield of Sunrise Dam and Siguiri represents open-pit operations.
5
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
2
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
Imperial
SOUTH AFRICA
6.75
6.17
7.36
6.46
536
471
573
1,006
Vaal River
Great Noligwa
4.87
5.40
6.11
5.14
96
101
123
198
Kopanang
6.47
5.94
6.68
6.20
96
85
100
181
Moab Khotsong
5.18
4.77
3.52
4.98
29
23
13
51
Tau Lekoa
4.02
4.05
4.77
4.03
34
33
39
67
Surface Operations
27.22
32.54
48.80
29.85
18
21
33
39
West Wits
Mponeng
9.97
8.33
10.17
9.16
156
124
151
280
Savuka
5.58
4.69
5.54
5.15
18
14
18
31
TauTona
7.78
5.93
7.86
6.82
88
70
97
158
ARGENTINA
12.53
13.39
25.13
12.95
28
47
49
74
Cerro Vanguardia - Attributable 92.50%
12.53
13.39
25.13
12.95
28
47
49
74
AUSTRALIA
95.90
92.54
127.25
94.15
119
115
136
234
Sunrise Dam
95.90
92.54
140.06
94.15
119
115
136
234
BRAZIL
19.30
17.28
19.28
18.29
103
98
93
201
AngloGold Ashanti Brasil Mineração
18.35
16.21
17.38
17.28
81
78
69
159
Serra Grande - Attributable 50%
23.74
22.49
28.87
23.12
22
20
24
42
GHANA
7.51
8.01
7.52
7.76
126
133
131
259
Iduapriem
1
17.68
18.27
19.73
17.98
47
47
42
94
Obuasi
5.64
6.14
5.82
5.89
79
86
89
165
GUINEA
21.19
22.08
15.23
21.65
80
93
63
173
Siguiri - Attributable 85%
21.19
22.08
15.23
21.65
80
93
63
173
MALI
27.39
24.19
27.54
25.78
110
103
101
213
Morila - Attributable 40%
28.91
26.46
22.97
27.70
50
41
34
91
Sadiola - Attributable 38%
31.75
24.30
23.96
27.93
45
43
35
88
Yatela - Attributable 40%
17.37
19.94
42.92
18.65
15
19
32
34
NAMIBIA
11.75
11.59
19.96
11.67
16
15
21
31
Navachab
11.75
11.59
19.96
11.67
16
15
21
31
TANZANIA
12.42
10.20
13.92
11.29
69
60
75
128
Geita
12.42
10.20
13.92
11.29
69
60
75
128
USA
56.12
56.28
80.72
56.20
59
59
65
118
Cripple Creek & Victor J.V.
56.12
56.28
80.72
56.20
59
59
65
118
ANGLOGOLD ASHANTI
10.27
9.72
10.89
10.00
1,244
1,193
1,307
2,437
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
US Dollar / Imperial
SOUTH AFRICA
352
366
315
358
469
481
422
475
Vaal River
Great Noligwa
432 400 320 415 527 491 423 508
Kopanang 316 353 294 334 458 528 376 492
Moab Khotsong 512 578 695 543 744 702 1,094 724
Tau Lekoa 554 529 469 541 663 655 629 659
Surface Operations 547 357 298 445 579 393 328 479
West Wits
Mponeng
227 253 247 239 308 343 328 324
Savuka 440 367 431 408 613 511 528 568
TauTona 339 386 311 360 495 516 456 505
ARGENTINA
877
560
260
717
983
700
381
840
Cerro Vanguardia - Attributable 92.50% 870 553 256 710 976 692 376 833
AUSTRALIA
575
479
304
526
682
582
392
631
Sunrise Dam 553 455 295 503 658 556 382 606
BRAZIL
341
338
274
340
452
477
366
464
AngloGold Ashanti Brasil Mineração 323 316 249 320 439 467 345 452
Serra Grande - Attributable 50% 307 290 263 299 399 388 346 394
GHANA
568
494
401
530
729
687
528
707
Iduapriem 493 452 293 472 576 560 372 568
Obuasi 612 517 452 562 817 755 601 785
GUINEA
434
436
500
435
499
529
607
515
Siguiri - Attributable 85% 434 436 500 435 499 529 607 515
MALI
432
417
334
425
531
508
382
520
Morila - Attributable 40% 426 409 410 418 503 486 484 495
Sadiola - Attributable 38% 408 405 404 407 553 534 438 544
Yatela - Attributable 40% 573 522 232 546 601 563 267 581
NAMIBIA
599
490
349
546
649
591
421
621
Navachab 599 490 349 546 649 591 421 621
TANZANIA
630
717
337
670
832
954
485
889
Geita 630 717 337 670 832 954 485 889
USA
331
307
264
319
434
412
360
423
Cripple Creek & Victor J.V. 301 284 249 293 403 389 345 396
ANGLOGOLD ASHANTI
434
430
333
433
554
561
439
558
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SOUTH AFRICA
(381)
130
105
(251)
108
130
105
238
Vaal River
Great Noligwa
(86)
26
22
(60)
7
26
22
33
Kopanang
(73)
19
23
(53)
12
19
23
31
Moab Khotsong
(30)
1
(6)
(28)
(5)
1
(6)
(3)
Tau Lekoa
(33)
3
(1)
(30)
3
3
(1)
7
Surface Operations
(14)
7
9
(7)
3
7
9
10
West Wits
Mponeng
(75)
52
41
(23)
65
52
41
118
Savuka
(12)
3
1
(9)
2
3
1
6
TauTona (58)
17
15
(41)
20
17
15
38
ARGENTINA
(27)
8
14
(19)
(7)
8
14
1
Cerro Vanguardia - Attributable 92.50%
(24)
7
13
(17)
(6)
7
13
1
Minorities and exploration
(3)
1
1
(2)
(1)
1
1
-
AUSTRALIA
(83)
23
30
(60)
10
23
30
33
Sunrise Dam
(83)
23
30
(60)
10
23
30
33
BRAZIL
(60)
40
32
(20)
39
40
32
79
AngloGold Ashanti Brasil Mineração
(58)
25
19
(33)
24
25
19
48
Serra Grande - Attributable 50%
(11)
7
6
(3)
6
7
6
14
Minorities and exploration
9
8
7
16
9
8
7
17
GHANA
(105)
12
12
(93)
(1)
12
12
11
Iduapriem
1
(33)
10
9
(22)
7
10
9
17
Obuasi
(72)
2
1
(71)
(8)
2
1
(6)
Minorities and exploration
-
-
2
-
-
-
2
-
GUINEA
(25)
27
1
2
23
27
1
50
Siguiri - Attributable 85%
(31)
21
-
(10)
17
21
-
38
Minorities and exploration
6
6
1
12
6
6
1
12
MALI
(87)
26
21
(62)
22
26
21
48
Morila - Attributable 40%
(30)
11
4
(19)
12
11
4
23
Sadiola - Attributable 38%
(43)
11
6
(32)
7
11
6
18
Yatela - Attributable 40%
(14)
4
11
(10)
3
4
11
7
NAMIBIA
(8)
3
4
(5)
-
3
4
3
Navachab
(8)
3
4
(5)
-
3
4
3
TANZANIA
(66)
(13)
11
(79)
(4)
(13)
11
(17)
Geita
(66)
(13)
11
(79)
(4)
(13)
11
(17)
USA
(37)
22
16
(15)
19
22
16
41
Cripple Creek & Victor J.V.
(37)
22
16
(15)
19
22
16
41
OTHER
14
(4)
(7)
10
14
(4)
(7)
10
ANGLOGOLD ASHANTI
(866)
274
239
(592)
223
274
239
497
Rounding of figures may result in computational discrepancies.
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
US Dollar
Gross (loss) profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - $m
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives - $m

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
70 78 91 147 752 835 982 1,587
Milled - 000 tonnes / - 000 tons 394 389 505 783 435 428 557 863
Yield - g/t / - oz/t 7.60 8.56 7.67 8.07 0.222 0.250 0.224 0.235
Gold produced - kg / - oz (000) 2,997 3,326 3,876 6,323 96 107 125 203
Gold sold - kg / oz (000) 2,994 3,151 3,836 6,145 96 101 123 198
Total cash costs - R / - $ - ton milled 814 828 558 821 96 100 72 98
- R/kg / - $/oz - produced 107,178 96,801 72,747 101,719 432 400 320 415
Total production costs - R/kg / - $/oz - produced 130,865 118,554 96,266 124,388 527 491 423 508
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 178 167 228 172 5.71 5.38 7.32 5.54
Actual - g / - oz 152 168 190 160 4.87 5.40 6.11 5.14
Target
- m
2
/ - ft
2
5.01 4.44 4.99 4.73 53.93 47.82 53.69 50.89
Actual
- m
2
/ - ft
2
3.53 3.92 4.47 3.73 38.03 42.18 48.15 40.11
FINANCIAL RESULTS (MILLION)
Gold income
569 536 450 1,105 73 71 64 144
Cost of sales 389 375 369 764 50 50 52 100
Cash operating costs 320 320 281 640 41 43 40 84
Other cash costs 1 2 1 3 - - - -
Total cash costs 321 322 282 643 42 43 40 84
Retrenchment costs 5 7 3 11 1 1 - 1
Rehabilitation and other non-cash costs 3 1 2 4 - - - 1
Production costs 328 330 287 658 43 44 41 86
Amortisation of tangible assets 64 64 87 128 8 9 12 17
Inventory change (3) (19) (4) (22) - (3) (1) (3)
181 160 81 341 23 21 12 44
Realised non-hedge derivatives and other commodity contracts (863) 42 77 (821) (109) 5 11 (104)
(682) 202 158 (480) (86) 26 22 (60)
Add back accelerated settlement of non-hedge derivatives 736 - - 736 93 - - 93
54 202 158 256 7 26 22 33
Capital expenditure 58 40 59 98 7 5 8 13
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
105 99 115 204 1,128 1,064 1,235 2,192
Milled - 000 tonnes / - 000 tons 422 402 487 824 465 443 537 909
Yield - g/t / - oz/t 7.10 6.94 6.48 7.02 0.207 0.203 0.189 0.205
Gold produced - kg / - oz (000) 2,997 2,794 3,156 5,790 96 90 101 186
Gold sold - kg / oz (000) 2,991 2,639 3,106 5,630 96 85 100 181
Total cash costs - R / - $ - ton milled 557 594 432 575 65 72 55 68
- R/kg / - $/oz - produced 78,460 85,530 66,677 81,871 316 353 294 334
Total production costs - R/kg / - $/oz - produced 113,927 128,151 85,412 120,790 458 528 376 492
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 210 173 239 191 6.75 5.56 7.69 6.16
Actual - g / - oz 201 185 208 193 6.47 5.94 6.68 6.20
Target
- m
2
/ - ft
2
7.53 6.60 7.70 7.07 81.08 71.03 82.83 76.06
Actual
- m
2
/ - ft
2
7.03 6.53 7.55 6.78 75.71 70.32 81.25 72.99
FINANCIAL RESULTS (MILLION)
Gold income
578 443 366 1,021 74 58 52 133
Cost of sales 344 338 265 682 44 45 38 89
Cash operating costs 234 238 209 471 30 32 30 62
Other cash costs 1 1 1 3 - - - -
Total cash costs 235 239 210 474 30 32 30 62
Retrenchment costs 3 4 2 7 - 1 - 1
Rehabilitation and other non-cash costs 3 1 2 4 - - - -
Production costs 241 244 214 485 31 32 30 64
Amortisation of tangible assets 101 114 56 214 13 15 8 28
Inventory change 2 (20) (4) (18) - (3) (1) (2)
234 105 101 339 30 14 14 43
Realised non-hedge derivatives and other commodity contracts (814) 47 60 (767) (103) 6 9 (97)
(579) 151 161 (428) (73) 19 23 (53)
Add back accelerated settlement of non-hedge derivatives 669 - - 669 84 - - 84
90 151 161 241 12 19 23 31
Capital expenditure 96 84 84 180 12 11 12 24
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
15 11 7 27 166 122 76 288
Milled - 000 tonnes / - 000 tons 97 74 59 171 107 81 65 189
Yield - g/t / - oz/t 9.05 10.34 6.68 9.61 0.264 0.302 0.195 0.280
Gold produced - kg / - oz (000) 881 764 392 1,644 28 25 13 53
Gold sold - kg / - oz (000) 887 709 393 1,596 29 23 13 51
Total cash costs - R / - $ - ton milled 1,152 1,468 1,055 1,288 135 175 135 152
- R/kg / - $/oz - produced 127,206 141,898 157,986 134,030 512 578 695 543
Total production costs - R/kg / - $/oz - produced 185,103 172,476 248,698 179,238 744 702 1,094 724
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 161 122 124 142 5.18 3.91 3.98 4.57
Actual - g / - oz 161 148 110 155 5.18 4.77 3.52 4.98
Target
- m
2
/ - ft
2
3.54 2.40 2.70 3.00 38.14 25.78 29.08 32.24
Actual
- m
2
/ - ft
2
2.82 2.21 1.97 2.52 30.33 23.76 21.20 27.15
FINANCIAL RESULTS (MILLION)
Gold income
172 119 45 291 22 16 6 38
Cost of sales 163 123 98 286 21 16 14 37
Cash operating costs 111 108 62 219 14 14 9 29
Other cash costs 1 1 - 1 - - - -
Total cash costs 112 108 62 220 14 14 9 29
Retrenchment costs - 1 - 1 - - - -
Rehabilitation and other non-cash costs 5 - - 5 1 - - 1
Production costs 117 109 63 227 15 14 9 30
Amortisation of tangible assets 46 22 35 68 6 3 5 9
Inventory change - (9) - (9) - (1) - (1)
9 (3) (53) 5 1 - (7) 1
Realised non-hedge derivatives and other commodity contracts (245) 14 9 (230) (31) 2 1 (29)
(236) 11 (44) (225) (30) 1 (6) (28)
Add back accelerated settlement of non-hedge derivatives 201 - - 201 25 - - 25
(35) 11 (44) (24) (5) 1 (6) (3)
Capital expenditure 164 143 143 307 21 19 20 40
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated
settlement of non-hedge derivatives
June

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
62 56 70 118 672 603 753 1,275
Milled - 000 tonnes / - 000 tons 322 272 384 594 355 300 423 655
Yield - g/t / - oz/t 3.33 4.01 3.19 3.64 0.097 0.117 0.093 0.106
Gold produced - kg / - oz (000) 1,073 1,093 1,223 2,166 35 35 39 70
Gold sold - kg / oz (000) 1,070 1,025 1,215 2,096 34 33 39 67
Total cash costs - R / - $ - ton milled 460 516 340 486 54 62 44 58
- R/kg / - $/oz - produced 138,069 128,576 106,673 133,278 554 529 469 541
Total production costs - R/kg / - $/oz - produced 165,364 158,512 142,841 161,906 663 655 629 659
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 157 130 162 144 5.04 4.19 5.21 4.61
Actual - g / - oz 125 126 148 125 4.02 4.05 4.77 4.03
Target
- m
2
/ - ft
2
8.15 6.97 8.73 7.56 87.71 75.03 93.98 81.36
Actual
- m
2
/ - ft
2
7.26 6.45 8.49 6.86 78.20 69.44 91.41 73.79
FINANCIAL RESULTS (MILLION)
Gold income
216 173 141 389 28 23 20 51
Cost of sales 177 163 173 339 23 22 25 44
Cash operating costs 147 140 130 287 19 19 18 38
Other cash costs 1 1 1 1 - - - -
Total cash costs 148 141 130 289 19 19 18 38
Retrenchment costs 2 1 1 3 - - - -
Rehabilitation and other non-cash costs 1 - - 1 - - - -
Production costs 151 142 132 292 19 19 19 38
Amortisation of tangible assets 27 31 43 58 3 4 6 8
Inventory change (1) (11) (1) (12) - (1) - (2)
39 11 (32) 50 5 1 (5) 6
Realised non-hedge derivatives and other commodity contracts (303) 18 27 (286) (38) 2 4 (36)
(264) 28 (6) (236) (33) 3 (1) (30)
Add back accelerated settlement of non-hedge derivatives 290 - - 290 37 - - 37
26 28 (6) 54 3 3 (1) 7
Capital expenditure 41 26 23 67 5 3 3 9
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,892 1,841 1,969 3,733 2,085 2,030 2,170 4,115
Yield - g/t / - oz/t 0.30 0.36 0.52 0.33 0.009 0.011 0.015 0.010
Gold produced - kg / - oz (000) 573 670 1,030 1,243 18 22 33 40
Gold sold - kg / - oz (000) 567 645 1,025 1,212 18 21 33 39
Total cash costs - R / - $ - ton milled 41 31 35 36 5 4 5 4
- R/kg / - $/oz - produced 136,341 85,350 67,662 108,860 547 357 298 445
Total production costs - R/kg / - $/oz - produced 144,314 93,904 74,591 117,146 579 393 328 479
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 615 900 1,324 757 19.78 28.94 42.55 24.34
Actual - g / - oz 847 1,012 1,518 929 27.22 32.54 48.80 29.85
FINANCIAL RESULTS (MILLION)
Gold income
112 113 117 225 14 15 17 30
Cost of sales 80 61 76 141 10 8 11 19
Cash operating costs 78 57 70 135 10 8 10 18
Other cash costs - - - - - - - -
Total cash costs 78 57 70 135 10 8 10 18
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 78 57 70 135 10 8 10 18
Amortisation of tangible assets 5 6 7 10 1 1 1 1
Inventory change (2) (2) (1) (5) - - - (1)
32 52 41 84 4 7 6 11
Realised non-hedge derivatives and other commodity contracts (143) 2 24 (142) (18) - 3 (18)
(112) 54 64 (58) (14) 7 9 (7)
Add back accelerated settlement of non-hedge derivatives 134 - - 134 17 - - 17
22 54 64 76 3 7 9 10
Capital expenditure 2 - 2 2 - - - -
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
94 84 93 177 1,007 899 1,002 1,906
Milled - 000 tonnes / - 000 tons 474 412 495 885 522 454 546 976
Yield - g/t / - oz/t 10.50 9.94 9.65 10.24 0.306 0.290 0.282 0.299
Gold produced - kg / - oz (000) 4,974 4,093 4,778 9,067 160 132 154 292
Gold sold - kg / - oz (000) 4,858 3,854 4,702 8,713 156 124 151 280
Total cash costs - R / - $ - ton milled 595 608 541 601 70 73 69 71
- R/kg / - $/oz - produced 56,689 61,113 56,082 58,686 227 253 247 239
Total production costs - R/kg / - $/oz - produced 76,840 82,927 74,592 79,588 308 343 328 324
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 272 240 268 256 8.74 7.70 8.61 8.22
Actual - g / - oz 310 259 316 285 9.97 8.33 10.17 9.16
Target
- m
2
/ - ft
2
5.44 5.14 5.64 5.29 58.52 55.28 60.67 56.89
Actual
- m
2
/ - ft
2
5.83 5.29 6.17 5.56 62.74 56.96 66.37 59.87
FINANCIAL RESULTS (MILLION)
Gold income
881 636 659 1,517 113 84 93 197
Cost of sales 375 320 351 696 48 42 50 91
Cash operating costs 280 248 266 529 36 33 38 69
Other cash costs 2 2 2 3 - - - -
Total cash costs 282 250 268 532 36 33 38 70
Retrenchment costs 1 4 2 5 - - - 1
Rehabilitation costs 3 1 2 4 - - - 1
Production costs 286 255 271 541 37 34 38 71
Amortisation of tangible assets 96 84 85 180 12 11 12 24
Inventory change (7) (19) (5) (26) (1) (3) (1) (4)
506 316 308 822 65 41 44 106
Realised non-hedge derivatives and other commodity contracts (1,114) 88 (15) (1,026) (140) 11 (2) (129)
(608) 404 293 (205) (75) 52 41 (23)
Add back accelerated settlement of non-hedge derivatives 1,116 - - 1,116 141 - - 141
507 404 293 911 65 52 41 118
Capital expenditure 150 120 105 270 19 16 15 35
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
18 13 17 31 190 140 178 331
Milled - 000 tonnes / - 000 tons 88 75 81 164 98 83 89 180
Yield - g/t / - oz/t 6.36 5.96 6.81 6.17 0.185 0.174 0.199 0.180
Gold produced - kg / - oz (000) 563 448 552 1,010 18 14 18 32
Gold sold - kg / - oz (000) 555 423 545 977 18 14 18 31
Total cash costs - R / - $ - ton milled 698 526 667 619 82 64 86 73
- R/kg / - $/oz - produced 109,769 88,349 97,989 100,278 440 367 431 408
Total production costs - R/kg / - $/oz - produced 152,790 123,374 119,954 139,756 613 511 528 568
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 164 140 176 153 5.28 4.51 5.65 4.91
Actual - g / - oz 174 146 172 160 5.58 4.69 5.54 5.15
Target
- m
2
/ - ft
2
5.54 4.42 5.84 5.00 59.62 47.62 62.87 53.80
Actual
- m
2
/ - ft
2
5.46 4.25 5.17 4.87 58.76 45.70 55.60 52.41
FINANCIAL RESULTS (MILLION)
Gold income
96 70 77 166 12 9 11 22
Cost of sales 84 52 65 136 11 7 9 18
Cash operating costs 61 39 54 101 8 5 8 13
Other cash costs - - - 1 - - - -
Total cash costs 62 40 54 101 8 5 8 13
Retrenchment costs - 1 - 1 - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 62 40 54 103 8 5 8 13
Amortisation of tangible assets 24 15 12 39 3 2 2 5
Inventory change (2) (3) (1) (5) - - - (1)
13 18 12 30 2 2 2 4
Realised non-hedge derivatives and other commodity contracts (108) 10 (2) (98) (14) 1 - (12)
(95) 27 10 (68) (12) 3 1 (9)
Add back accelerated settlement of non-hedge derivatives 112 - - 112 14 - - 14
16 27 10 44 2 3 1 6
Capital expenditure 24 21 13 44 3 3 2 6
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
46 42 53 88 496 452 565 949
Milled - 000 tonnes / - 000 tons 301 259 321 560 332 286 354 618
Yield - g/t / - oz/t 9.18 8.70 9.39 8.96 0.268 0.254 0.274 0.261
Gold produced - kg / - oz (000) 2,761 2,258 3,017 5,018 89 73 97 161
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 140 123 139 263 154 136 154 290
Yield - g/t / - oz/t 0.36 0.43 0.41 0.39 0.011 0.013 0.012 0.011
Gold produced - kg / - oz (000) 50 53 58 103 2 2 2 3
TOTAL
Yield
1
- g/t / - oz/t 9.18 8.70 9.39 8.96 0.268 0.254 0.274 0.261
Gold produced - kg / - oz (000) 2,811 2,311 3,075 5,122 91 74 99 165
Gold sold - kg / - oz (000) 2,739 2,190 3,012 4,929 88 70 97 158
Total cash costs - R / - $ - ton milled 539 562 471 550 63 68 61 65
- R/kg / - $/oz - produced 84,434 93,118 70,629 88,352 339 386 311 360
Total production costs - R/kg / - $/oz - produced 123,478 124,319 103,544 123,857 495 516 456 505
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 258 186 340 220 8.30 5.99 10.93 7.08
Actual - g / - oz 242 185 244 212 7.78 5.93 7.86 6.82
Target
- m
2
/ - ft
2
4.48 3.40 5.65 3.91 48.25 36.59 60.82 42.09
Actual
- m
2
/ - ft
2
3.97 3.36 4.17 3.65 42.75 36.13 44.93 39.32
FINANCIAL RESULTS (MILLION)
Gold income
499 361 425 860 64 48 60 112
Cost of sales 338 273 310 611 44 36 44 80
Cash operating costs 236 214 216 450 30 29 31 59
Other cash costs 1 1 1 3 - - - -
Total cash costs 237 215 217 453 31 29 31 59
Retrenchment costs 4 9 1 13 1 1 - 2
Rehabilitation and other non-cash costs 2 1 1 3 - - - -
Production costs 244 225 220 469 31 30 31 61
Amortisation of tangible assets 103 62 99 165 13 8 14 22
Inventory change (9) (14) (8) (23) (1) (2) (1) (3)
161 88 115 249 21 11 16 32
Realised non-hedge derivatives and other commodity contracts (628) 48 (10) (581) (79) 6 (1) (73)
(467) 135 105 (332) (58) 17 15 (41)
Add back accelerated settlement of non-hedge derivatives 625 - - 625 79 - - 79
158 135 105 293 20 17 15 38
Capital expenditure 120 91 111 211 15 12 16 28
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Argentina
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 6,298 5,786 5,236 12,084 6,943 6,378 5,772 13,320
Treated - 000 tonnes / - 000 tons 208 224 237 432 229 247 262 476
Stripping ratio - t (mined total-mined ore) / t mined ore 35.20 23.87 22.76 28.72 35.20 23.87 22.76 28.72
Yield - g/t / - oz/t 4.06 3.82 6.61 3.93 0.118 0.111 0.193 0.115
Gold in ore - kg / - oz (000) 903 907 1,642 1,810 29 29 53 58
Gold produced - kg / - oz (000) 842 856 1,569 1,698 27 28 50 55
Gold sold - kg / - oz (000) 858 1,457 1,533 2,316 28 47 49 74
Total cash costs - R/kg / - $/oz - produced 217,167 132,332 57,982 174,406 870 553 256 710
Total production costs - R/kg / - $/oz - produced 243,507 166,287 85,258 204,585 976 692 376 833
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 684 582 763 633 21.98 18.71 24.52 20.35
Actual - g / - oz 390 417 782 403 12.53 13.39 25.13 12.95
FINANCIAL RESULTS (MILLION)
Gold income
27 293 233 319 4 38 33 42
Cost of sales 185 198 127 384 24 26 18 50
Cash operating costs 167 85 71 252 22 12 10 33
Other cash costs 16 28 20 44 2 4 3 6
Total cash costs 183 113 91 296 24 15 13 39
Rehabilitation and other non-cash costs (4) 5 - 1 - 1 - -
Production costs 179 118 91 297 23 16 13 39
Amortisation of tangible assets 26 24 42 50 3 3 6 7
Inventory change (20) 56 (7) 36 (2) 7 (1) 4
(159) 94 107 (64) (20) 12 15 (8)
Realised non-hedge derivatives and other commodity contracts (34) (35) (16) (69) (4) (5) (2) (9)
(193) 59 91 (134) (24) 7 13 (17)
Add back accelerated settlement of non-hedge derivatives 144 - - 144 18 - - 18
(48) 59 91 11 (6) 7 13 1
Capital expenditure 28 34 28 63 4 5 4 8
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated
settlement of non-hedge derivatives

Australia
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 152 119 86 271 168 131 95 299
Treated - 000 tonnes / - 000 tons 80 125 130 205 88 138 143 226
Yield - g/t / - oz/t 4.51 4.95 6.23 4.78 0.131 0.144 0.182 0.139
Gold produced - kg / - oz (000) 362 619 808 981 12 20 26 32
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,949 2,840 1,511 5,789 3,857 3,715 1,976 7,572
Treated - 000 tonnes / - 000 tons 845 752 787 1,597 931 829 868 1,761
Stripping ratio - t (mined total-mined ore) / t mined ore 14.55 10.95 1.36 12.55 14.55 10.95 1.36 12.56
Yield - g/t / - oz/t 3.75 4.10 4.86 3.92 0.109 0.120 0.142 0.114
Gold produced - kg / - oz (000) 3,167 3,088 3,823 6,255 102 99 123 201
TOTAL
Yield
1
- g/t / - oz/t 3.75 4.10 4.86 3.92 0.109 0.120 0.142 0.114
Gold produced - kg / - oz (000) 3,529 3,707 4,631 7,236 114 119 149 233
Gold sold - kg / - oz (000) 3,698 3,583 4,227 7,281 119 115 136 234
Total cash costs - R/kg / - $/oz - produced 137,877 111,183 67,115 124,201 553 455 295 503
Total production costs - R/kg / - $/oz - produced 164,025 135,374 86,776 149,346 658 556 382 606
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,489 3,824 4,654 3,658 112.17 122.95 149.63 117.61
Actual - g / - oz 2,983 2,878 4,356 2,928 95.90 92.54 140.06 94.15
FINANCIAL RESULTS (MILLION)
Gold income
92 727 483 819 14 96 68 110
Cost of sales 603 485 374 1,088 78 64 53 142
Cash operating costs 469 391 295 860 60 51 42 112
Other cash costs 18 21 16 39 2 3 2 5
Total cash costs 487 412 311 899 63 54 44 117
Rehabilitation and other non-cash costs 3 - 2 3 - - - -
Production costs 489 412 313 901 63 54 44 117
Amortisation of tangible assets 89 90 89 179 12 12 13 24
Inventory change 24 (17) (28) 7 3 (2) (4) 1
(511) 242 109 (269) (64) 33 15 (31)
Realised non-hedge derivatives and other commodity contracts (148) (74) 103 (222) (19) (10) 14 (28)
(659) 168 212 (491) (83) 23 30 (60)
Add back accelerated settlement of non-hedge derivatives 736 - - 736 93 - - 93
78 168 212 246 10 23 30 33
Capital expenditure 49 31 45 79 6 4 6 10
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Brazil
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 296 304 294 599 326 335 324 661
Treated - 000 tonnes / - 000 tons 296 308 296 604 326 340 327 665
Yield - g/t / - oz/t 7.72 6.77 6.80 7.24 0.225 0.198 0.198 0.211
Gold produced - kg / - oz (000) 2,282 2,086 2,014 4,368 73 67 65 140
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,223 684 1,387 1,907 1,349 754 1,529 2,102
Placed
1
- 000 tonnes / - 000 tons 65 43 56 108 72 48 61 120
Stripping ratio - t (mined total-mined ore) / t mined ore 18.08 14.41 23.63 16.58 18.08 14.41 23.63 16.58
Yield
2
- g/t / - oz/t 4.62 5.26 5.15 4.87 0.135 0.153 0.150 0.142
Gold placed
3
- kg / - oz (000) 301 227 287 529 10 7 9 17
Gold produced - kg / - oz (000) 248 165 250 413 8 5 8 13
TOTAL
Yield
4
- g/t / - oz/t 7.72 6.77 6.80 7.24 0.225 0.198 0.198 0.211
Gold produced - kg / - oz (000) 2,530 2,251 2,264 4,781 82 72 73 154
Gold sold - kg / - oz (000) 2,519 2,432 2,146 4,951 81 78 69 159
Total cash costs - R/kg / - $/oz - produced 80,564 76,600 56,661 78,698 323 316 249 320
Total production costs - R/kg / - $/oz - produced 109,484 113,174 78,469 111,221 439 467 345 452
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 560 540 562 550 18.00 17.37 18.06 17.69
Actual - g / - oz 571 504 541 537 18.35 16.21 17.38 17.28
FINANCIAL RESULTS (MILLION)
Gold income
76 483 264 559 11 65 37 75
Cost of sales 277 249 162 525 36 33 23 69
Cash operating costs 198 167 125 365 26 22 18 48
Other cash costs 6 6 3 11 1 1 - 1
Total cash costs 204 172 128 376 26 23 18 49
Rehabilitation and other non-cash costs (6) 7 - 1 (1) 1 - -
Production costs 198 179 129 378 26 24 18 49
Amortisation of tangible assets 79 75 49 154 10 10 7 20
Inventory change - (6) (16) (6) - - (2) (1)
(201) 234 102 33 (25) 31 14 6
Realised non-hedge derivatives and other commodity contracts (263) (50) 36 (313) (33) (6) 5 (40)
(464) 184 138 (279) (58) 25 19 (33)
Add back accelerated settlement of non-hedge derivatives 647 - - 647 82 - - 82
183 184 138 368 24 25 19 48
Capital expenditure 166 123 217 289 21 16 31 38
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Brazil
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 81 83 87 164 90 91 96 181
Treated - 000 tonnes / - 000 tons 76 78 103 154 84 86 114 170
Yield - g/t / - oz/t 7.47 7.19 7.19 7.33 0.218 0.210 0.210 0.214
Gold produced - kg / - oz (000) 568 561 742 1,129 18 18 24 36
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 189 129 - 318 208 143 - 351
Treated - 000 tonnes / - 000 tons 27 21 - 48 30 23 - 53
Stripping ratio - t (mined total-mined ore) / t mined ore 6.70 4.19 - 5.43 6.70 4.19 - 5.43
Yield - g/t / - oz/t 4.59 3.85 - 4.27 0.134 0.112 - 0.125
Gold in ore - kg / - oz (000) 136 86 - 223 4 3 - 7
Gold produced - kg / - oz (000) 125 80 - 205 4 3 - 7
TOTAL
Yield
1
- g/t / - oz/t 7.47 7.19 7.19 7.33 0.218 0.210 0.210 0.214
Gold produced - kg / - oz (000) 693 641 742 1,334 22 21 24 43
Gold sold - kg / - oz (000) 670 621 752 1,291 22 20 24 42
Total cash costs - R/kg / - $/oz - produced 76,679 70,185 59,638 73,559 307 290 263 299
Total production costs - R/kg / - $/oz - produced 99,533 94,042 78,631 96,895 399 388 346 394
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 717 680 891 699 23.06 21.85 28.64 22.46
Actual - g / - oz 738 700 898 719 23.74 22.49 28.87 23.12
FINANCIAL RESULTS (MILLION)
Gold income
45 136 93 181 6 18 13 24
Cost of sales 65 59 58 124 8 8 8 16
Cash operating costs 50 42 41 91 6 6 6 12
Other cash costs 3 3 3 7 - - - 1
Total cash costs 53 45 44 98 7 6 6 13
Rehabilitation and other non-cash costs (1) 1 - - - - - -
Production costs 53 46 44 98 7 6 6 13
Amortisation of tangible assets 16 15 14 31 2 2 2 4
Inventory change (4) (1) - (5) (1) - - (1)
(20) 77 35 57 (2) 10 5 8
Realised non-hedge derivatives and other commodity contracts (65) (22) 11 (87) (8) (3) 2 (11)
(85) 55 45 (30) (11) 7 6 (3)
Add back accelerated settlement of non-hedge derivatives 134 - - 134 17 - - 17
49 55 45 104 6 7 6 14
Capital expenditure 31 27 24 58 4 4 3 8
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
IDUAPRIEM
1
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 3,607 4,502 5,232 8,109 3,976 4,963 5,768 8,939
Treated - 000 tonnes / - 000 tons 882 815 758 1,697 973 898 836 1,871
Stripping ratio - t (mined total-mined ore) / t mined ore 2.77 4.13 7.95 3.42 2.77 4.13 7.95 3.42
Yield - g/t / - oz/t 1.61 1.81 1.78 1.71 0.047 0.053 0.052 0.050
Gold in ore - kg / - oz (000) 1,640 1,616 1,548 3,256 53 52 50 105
Gold produced - kg / - oz (000) 1,423 1,471 1,347 2,894 46 47 43 93
Gold sold - kg / - oz (000) 1,471 1,459 1,308 2,930 47 47 42 94
Total cash costs - R/kg / - $/oz - produced 123,016 109,611 66,628 116,202 493 452 293 472
Total produced costs - R/kg / - $/oz - produced 143,725 136,025 84,760 139,811 576 560 372 568
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 704 562 637 633 22.62 18.08 20.49 20.35
Actual - g / - oz 550 568 614 559 17.68 18.27 19.73 17.98
FINANCIAL RESULTS (MILLION)
Gold income
384 289 170 673 49 38 24 87
Cost of sales 212 187 115 399 27 25 16 52
Cash operating costs 164 150 82 314 21 20 12 41
Other cash costs 11 11 7 22 1 2 1 3
Total cash costs 175 161 90 336 23 21 13 44
Rehabilitation and other non-cash costs (2) 7 - 5 - 1 - 1
Production costs 173 168 90 341 22 22 13 45
Amortisation of tangible assets 32 32 24 64 4 4 3 8
Inventory change 7 (13) - (6) 1 (2) - (1)
172 102 55 274 22 13 8 35
Realised non-hedge derivatives and other commodity contracts (434) (23) 9 (458) (55) (3) 1 (58)
(262) 78 65 (183) (33) 10 9 (22)
Add back accelerated settlement of non-hedge derivatives 312 - - 312 39 - - 39
51 78 65 129 7 10 9 17
Capital expenditure 104 58 28 161 13 8 4 21
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
1
Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold
Ashanti. Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 477 435 456 912 526 479 503 1,005
Treated - 000 tonnes / - 000 tons 479 506 543 985 528 558 598 1,086
Yield - g/t / - oz/t 4.15 4.19 4.16 4.17 0.121 0.122 0.121 0.122
Gold produced - kg / - oz (000) 1,989 2,123 2,259 4,112 64 68 73 132
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 843 861 1,083 1,704 930 949 1,194 1,879
Yield - g/t / - oz/t 0.57 0.69 0.55 0.63 0.016 0.020 0.016 0.018
Gold produced - kg / - oz (000) 477 595 592 1,072 15 19 19 34
TOTAL
Yield
1
- g/t / - oz/t 4.15 4.19 4.16 4.17 0.121 0.122 0.121 0.122
Gold produced - kg / - oz (000) 2,465 2,718 2,851 5,183 79 87 92 167
Gold sold - kg / - oz (000) 2,452 2,669 2,781 5,121 79 86 89 165
Total cash costs - R/kg / - $/oz - produced 152,565 127,301 102,805 138,855 612 517 452 562
Total production costs - R/kg / - $/oz - produced 203,889 185,552 136,780 193,812 817 755 601 785
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 218 196 334 207 7.02 6.29 10.75 6.66
Actual - g / - oz 175 191 181 183 5.64 6.14 5.82 5.89
FINANCIAL RESULTS (MILLION)
Gold income
857 546 362 1,404 109 72 51 181
Cost of sales 502 484 372 986 65 64 53 129
Cash operating costs 357 322 278 679 46 42 39 88
Other cash costs 19 22 16 40 2 3 2 5
Total cash costs 376 344 293 720 48 45 41 94
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs (1) 27 4 27 - 4 1 3
Production costs 376 371 297 746 48 49 42 97
Amortisation of tangible assets 127 131 93 258 16 17 13 34
Inventory change - (18) (18) (19) - (2) (2) (2)
355 63 (10) 418 45 8 (1) 53
Realised non-hedge derivatives and other commodity contracts (927) (50) 20 (978) (117) (6) 3 (123)
(572) 13 10 (560) (72) 2 1 (71)
Add back accelerated settlement of non-hedge derivatives 513 - - 513 65 - - 65
(59) 13 10 (47) (8) 2 1 (6)
Capital expenditure 155 138 198 293 20 18 28 38
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives

Guinea
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 6,063 7,397 4,973 13,461 6,684 8,154 5,481 14,838
Treated - 000 tonnes / - 000 tons 1,994 2,205 1,981 4,200 2,198 2,431 2,184 4,629
Stripping ratio - t (mined total-mined ore) / t mined ore 1.45 1.21 0.66 1.31 1.45 1.21 0.66 1.31
Yield - g/t / - oz/t 1.35 1.32 1.01 1.33 0.039 0.038 0.029 0.039
Gold produced - kg / - oz (000) 2,682 2,901 1,992 5,583 86 93 64 179
Gold sold - kg / - oz (000) 2,482 2,885 1,944 5,367 80 93 63 173
Total cash costs - R/kg / - $/oz - produced 108,248 105,581 113,624 106,862 434 436 500 435
Total production costs - R/kg / - $/oz - produced 124,373 128,764 137,738 126,655 499 529 607 515
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 507 590 299 548 16.29 18.97 9.61 17.63
Actual - g / - oz 659 687 474 673 21.19 22.08 15.23 21.65
FINANCIAL RESULTS (MILLION)
Gold income
670 558 252 1,228 86 74 36 160
Cost of sales 306 369 265 675 40 49 38 88
Cash operating costs 247 228 189 474 32 30 27 62
Other cash costs 44 79 37 122 6 10 5 16
Total cash costs 290 306 226 597 37 41 32 78
Rehabilitation and other non-cash costs 1 24 - 25 - 3 - 3
Production costs 291 330 227 621 37 44 32 81
Amortisation of tangible assets 43 43 48 86 6 6 7 11
Inventory change (28) (4) (10) (32) (3) - (1) (4)
364 189 (13) 553 46 25 (2) 72
Realised non-hedge derivatives and other commodity contracts (612) (33) 13 (645) (77) (4) 2 (81)
(248) 156 1 (91) (31) 21 - (10)
Add back accelerated settlement of non-hedge derivatives 379 - - 379 48 - - 48
132 156 1 288 17 21 - 38
Capital expenditure 41 37 32 79 5 5 5 10
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 724 840 827 1,564 947 1,099 1,082 2,046
Mined - 000 tonnes / - 000 tons 2,012 2,280 2,152 4,292 2,217 2,514 2,372 4,731
Treated - 000 tonnes / - 000 tons 435 403 421 838 480 444 464 924
Stripping ratio - t (mined total-mined ore) / t mined ore 3.15 2.72 5.80 2.91 3.15 2.72 5.80 2.91
Yield - g/t / - oz/t 3.25 3.12 2.57 3.19 0.095 0.091 0.075 0.093
Gold produced - kg / - oz (000) 1,415 1,257 1,080 2,672 46 40 35 86
Gold sold - kg / - oz (000) 1,542 1,283 1,057 2,825 50 41 34 91
Total cash costs - R/kg / - $/oz - produced 106,319 99,282 93,093 103,009 426 409 410 418
Total production costs - R/kg / - $/oz - produced 125,377 117,814 110,034 121,820 503 486 484 495
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,188 967 975 1,077 38.18 31.10 31.34 34.64
Actual - g / - oz 899 823 714 862 28.91 26.46 22.97 27.70
FINANCIAL RESULTS (MILLION)
Gold income
(52) 231 144 179 (6) 31 20 25
Cost of sales 191 149 114 339 25 20 16 44
Cash operating costs 128 105 89 233 17 14 13 30
Other cash costs 22 20 12 42 3 3 2 5
Total cash costs 150 125 101 275 19 17 14 36
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 151 125 101 276 19 17 14 36
Amortisation of tangible assets 27 23 18 50 3 3 3 6
Inventory change 13 1 (5) 14 2 - (1) 2
(243) 83 30 (161) (30) 11 4 (19)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
(243) 83 30 (161) (30) 11 4 (19)
Add back accelerated settlement of non-hedge derivatives 335 - - 335 42 - - 42
91 83 30 174 12 11 4 23
Capital expenditure 2 1 1 3 - - - -
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,180 1,367 1,495 2,547 1,544 1,788 1,955 3,332
Mined - 000 tonnes / - 000 tons 2,250 2,629 2,845 4,879 2,480 2,898 3,136 5,378
Treated - 000 tonnes / - 000 tons 397 359 398 757 438 396 439 834
Stripping ratio - t (mined total-mined ore) / t mined ore 2.69 2.52 2.94 2.59 2.69 2.52 2.94 2.59
Yield - g/t / - oz/t 3.55 3.16 2.63 3.37 0.104 0.092 0.077 0.098
Gold produced - kg / - oz (000) 1,411 1,135 1,048 2,546 45 36 34 82
Gold sold - kg / - oz (000) 1,412 1,337 1,086 2,749 45 43 35 88
Total cash costs - R/kg / - $/oz - produced 101,844 98,058 91,710 100,157 408 405 404 407
Total production costs - R/kg / - $/oz - produced 137,998 129,199 99,421 134,077 553 534 438 544
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 688 651 1,164 669 22.10 20.93 37.42 21.52
Actual - g / - oz 988 756 745 869 31.75 24.30 23.96 27.93
FINANCIAL RESULTS (MILLION)
Gold income
(150) 250 148 100 (18) 33 21 15
Cost of sales 195 165 107 360 25 22 15 47
Cash operating costs 122 93 85 215 16 12 12 28
Other cash costs 22 18 12 40 3 2 2 5
Total cash costs 144 111 96 255 19 15 14 33
Rehabilitation and other non-cash costs (1) 1 - - - - - -
Production costs 143 113 96 255 18 15 14 33
Amortisation of tangible assets 52 34 8 86 7 5 1 11
Inventory change - 19 3 19 - 3 - 3
(345) 85 41 (260) (43) 11 6 (32)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
(345) 85 41 (260) (43) 11 6 (32)
Add back accelerated settlement of non-hedge derivatives 402 - - 402 51 - - 51
57 85 41 141 7 11 6 18
Capital expenditure 3 6 6 9 - 1 1 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,148 1,023 1,703 2,171 1,265 1,128 1,877 2,393
Placed
1
- 000 tonnes / - 000 tons 276 294 337 570 305 324 371 629
Stripping ratio - t (mined total-mined ore) / t mined ore 9.69 14.47 7.45 11.51 9.69 14.47 7.45 11.51
Yield
2
- g/t / - oz/t 3.48 2.17 5.14 2.80 0.102 0.063 0.150 0.082
Gold placed
3
- kg / - oz (000) 962 637 1,732 1,599 31 20 56 51
Gold produced - kg / - oz (000) 465 532 1,036 997 15 17 33 32
Gold sold - kg / - oz (000) 458 588 996 1,046 15 19 32 34
Total cash costs - R/kg / - $/oz - produced 142,633 125,581 52,961 133,529 573 522 232 546
Total production costs - R/kg / - $/oz - produced 149,633 135,250 60,858 141,954 601 563 267 581
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 899 577 1,166 738 28.91 18.56 37.49 23.74
Actual - g / - oz 540 620 1,335 580 17.37 19.94 42.92 18.65
FINANCIAL RESULTS (MILLION)
Gold income
(39) 107 137 68 (5) 14 19 10
Cost of sales 69 79 61 147 9 11 9 19
Cash operating costs 59 59 44 118 8 8 6 15
Other cash costs 7 8 11 15 1 1 1 2
Total cash costs 66 67 55 133 9 9 8 17
Rehabilitation and other non-cash costs - 1 1 - - - - -
Production costs 66 67 56 134 9 9 8 18
Amortisation of tangible assets 3 4 7 8 - 1 1 1
Inventory change (1) 7 (2) 6 - 1 - 1
(107) 28 76 (80) (14) 4 11 (10)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
(107) 28 76 (80) (14) 4 11 (10)
Add back accelerated settlement of non-hedge derivatives 134 - - 134 17 - - 17
26 28 76 54 3 4 11 7
Capital expenditure 5 5 5 9 1 1 1 1
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Namibia
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 756 615 685 1,371 989 804 896 1,793
Mined - 000 tonnes / - 000 tons 1,954 1,641 1,729 3,595 2,154 1,809 1,906 3,963
Treated - 000 tonnes / - 000 tons 345 358 401 703 381 395 442 775
Stripping ratio - t (mined total-mined ore) / t mined ore 6.46 9.65 4.16 7.64 6.46 9.65 4.16 7.64
Yield - g/t / - oz/t 1.46 1.31 1.55 1.38 0.042 0.038 0.045 0.040
Gold produced - kg / - oz (000) 503 469 621 972 16 15 20 31
Gold sold - kg / - oz (000) 506 461 641 967 16 15 21 31
Total cash costs - R/kg / - $/oz - produced 149,421 118,198 79,443 134,355 599 490 349 546
Total production costs - R/kg / - $/oz - produced 161,796 142,749 95,850 152,605 649 591 421 621
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 477 436 499 457 15.34 14.03 16.05 14.69
Actual - g / - oz 365 361 621 363 11.75 11.59 19.96 11.67
FINANCIAL RESULTS (MILLION)
Gold income
17 84 88 101 2 11 12 14
Cost of sales 83 62 62 145 11 8 9 19
Cash operating costs 71 52 46 123 9 7 6 16
Other cash costs 4 4 3 8 1 - - 1
Total cash costs 75 55 49 131 10 7 7 17
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 75 55 49 131 10 7 7 17
Amortisation of tangible assets 6 12 10 18 1 2 1 2
Inventory change 1 (5) 2 (3) - (1) - -
(66) 22 26 (44) (8) 3 4 (5)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
(66) 22 26 (44) (8) 3 4 (5)
Add back accelerated settlement of non-hedge derivatives 67 - - 67 8 - - 8
1 22 26 23 - 3 4 3
Capital expenditure 32 14 6 47 4 2 1 6
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Tanzania
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,793 5,443 6,332 10,236 6,269 7,120 8,283 13,389
Mined - 000 tonnes / - 000 tons 12,631 14,316 16,432 26,947 13,923 15,780 18,113 29,704
Treated - 000 tonnes / - 000 tons 1,031 1,193 1,155 2,224 1,136 1,315 1,273 2,451
Stripping ratio - t (mined total-mined ore) / t mined ore 7.47 10.72 11.33 8.94 7.47 10.72 11.33 8.94
Yield - g/t / - oz/t 2.24 1.66 2.21 1.93 0.065 0.048 0.065 0.056
Gold produced - kg / - oz (000) 2,309 1,984 2,553 4,293 74 64 82 138
Gold sold - kg / - oz (000) 2,133 1,860 2,340 3,993 69 60 75 128
Total cash costs - R/kg / - $/oz - produced 157,611 174,653 76,486 165,485 630 717 337 670
Total production costs - R/kg / - $/oz - produced 207,991 232,677 110,139 219,397 832 954 485 889
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 449 356 853 402 14.44 11.46 27.41 12.93
Actual - g / - oz 386 317 433 351 12.42 10.20 13.92 11.29
FINANCIAL RESULTS (MILLION)
Gold income
1,426 445 167 1,872 181 59 24 240
Cost of sales 416 441 242 857 54 58 34 112
Cash operating costs 342 328 180 670 44 43 26 87
Other cash costs 14 13 11 27 2 2 2 4
Total cash costs 356 340 191 697 46 45 27 91
Rehabilitation and other non-cash costs - 11 - 11 - 1 - 1
Production costs 356 352 191 708 46 46 27 92
Amortisation of tangible assets 116 104 86 220 15 14 12 29
Inventory change (57) (15) (34) (71) (7) (2) (5) (9)
1,010 4 (75) 1,015 128 1 (11) 128
Realised non-hedge derivatives and other commodity contracts (1,537) (102) 156 (1,639) (194) (14) 22 (207)
(526) (98) 81 (624) (66) (13) 11 (79)
Add back accelerated settlement of non-hedge derivatives 491 - - 491 62 - - 62
(36) (98) 81 (133) (4) (13) 11 (17)
Capital expenditure 200 25 34 225 26 3 5 29
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted (loss) gross profit normalised for accelerated settlement of non-hedge derivatives

USA
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2008
2008
2007
2008
2008
2008
2007
2008
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 11,957 11,532 12,139 23,489 13,181 12,711 13,381 25,892
Placed
1
- 000 tonnes / - 000 tons 5,826 5,071 5,280 10,897 6,422 5,590 5,821 12,012
Stripping ratio - t (mined total-mined ore) / t mined ore 1.10 1.16 1.47 1.13 1.10 1.16 1.47 1.13
Yield
2
- g/t / - oz/t 0.46 0.54 0.50 0.50 0.013 0.016 0.015 0.014
Gold placed
3
- kg / - oz (000) 2,665 2,749 2,638 5,414 86 88 85 174
Gold produced - kg / - oz (000) 1,849 1,791 2,142 3,639 59 58 69 117
Gold sold - kg / - oz (000) 1,842 1,825 2,015 3,667 59 59 65 118
Total cash costs
4
- R/kg / - $/oz - produced 75,058 68,916 56,679 72,036 301 284 249 293
Total production costs - R/kg / - $/oz - produced 100,506 94,354 78,462 97,479 403 389 345 396
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,196 1,747 2,467 1,971 70.60 56.16 79.32 63.38
Actual - g / - oz 1,746 1,750 2,511 1,748 56.12 56.28 80.72 56.20
FINANCIAL RESULTS (MILLION)
Gold income
782 369 187 1,151 100 48 26 148
Cost of sales 186 169 168 355 24 22 24 46
Cash operating costs 248 212 178 460 32 28 25 60
Other cash costs 11 10 5 21 1 1 1 3
Total cash costs 259 222 183 480 33 29 26 63
Rehabilitation and other non-cash costs 9 11 3 20 1 1 - 3
Production costs 268 232 186 500 35 31 26 65
Amortisation of tangible assets 57 54 53 111 7 7 8 15
Inventory change (139) (117) (71) (257) (18) (16) (10) (33)
596 200 19 796 76 26 3 102
Realised non-hedge derivatives and other commodity contracts (896) (33) 92 (929) (113) (4) 13 (117)
(300) 167 111 (133) (37) 22 16 (15)
Add back accelerated settlement of non-hedge derivatives 446 - - 446 56 - - 56
146 167 111 313 19 22 16 41
Capital expenditure 50 90 26 140 6 12 4 18
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2007 dated 19 May 2008, which was filed with the Securities and Exchange Commission (SEC) on 19 May 2008.
Administrative information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani
~
(Chief Executive Officer)
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman^
J H Mensah^
W A Nairn
Prof W L Nkuhlu
S M Pityana
* British
#
American
^Ghanaian
~ Australian
Officers
Company Secretary: Ms L Eatwell
Contacts
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
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Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA) E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 31, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary